As filed with the Securities and Exchange Commission on December 29, 2000

                                                              File No. 333-48140
                                                                       811-08914
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
       Pre-Effective Amendment No. 1                                         [X]
       Post-Effective Amendment No.                                          [ ]


                                     and/or


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
       Amendment No. 1                                                       [X]
                        (Check appropriate box or boxes.)

                             ----------------------


                        PHL Variable Accumulation Account
                           (Exact Name of Registrant)

                         PHL Variable Insurance Company
                               (Name of Depositor)

                             ----------------------


               One American Row, Hartford, Connecticut 06102-5056
         (Address of Depositor's Principal Executive Offices) (Zip Code)
                                 (800) 447-4312
               (Depositor's Telephone Number, Including Area Code)

                             ----------------------
                               Dona D. Young, Esq.
                         PHL Variable Insurance Company
                                One American Row
                        Hartford, Connecticut 06102-5056
                     (Name and Address of Agent for Service)

                             ----------------------
                                    Copy to:

                               Edwin L. Kerr, Esq.
                         PHL Variable Insurance Company
                                One American Row
                             Hartford, CT 06102-5056

                             ----------------------
                  Approximate date of proposed public offering:
               December 29, 2000 or as soon thereafter as possible

                             ----------------------
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
                             ----------------------
================================================================================

                 PHOENIX HOME LIFE VARIABLE ACCUMULATION ACCOUNT
                                  REGISTRATION
                              STATEMENT ON FORM N-4

                              CROSS REFERENCE SHEET
                         SHOWING LOCATION IN PROSPECTUS
                     AND STATEMENT OF ADDITIONAL INFORMATION
                             AS REQUIRED BY FORM N-4


PART A INFORMATION REQUIRED IN A PROSPECTUS

                                     FORM N-4 ITEM                                                 PROSPECTUS CAPTION
                                     -------------                                                 ------------------
    1. Cover Page    .....................................................   Cover Page
    2. Definitions   .....................................................   Special Terms
    3. Synopsis      .....................................................   Summary of Expenses; Contract Summary
    4. Condensed Financial Information ...................................   Financial Highlights
    5. General Description of Registrant, Depositor and Portfolio
       Companies     .....................................................   PHL Variable and the Account; Investments of the
                                                                             Account; Voting Rights
    6. Deductions and Expenses ...........................................   Deductions and Charges; Sales of Immediate Variable
                                                                             Annuity Contracts
    7. General Description of Variable Annuity Contracts..................   The Immediate Variable Annuity; Purchase of Contracts;
                                                                             Miscellaneous Provisions
    8. Annuity Period ....................................................   The Annuity Period
    9. Death Benefits.....................................................   Payment Upon Death
   10. Purchases and Contract Value ......................................   Purchase of Contracts; Sales of Immediate Variable
                                                                             Annuity Contracts
   11. Redemptions   .....................................................   Surrender of Contract; Partial Withdrawals; Free Look
                                                                             Period
   12. Taxes         .....................................................   Federal Income Taxes
   13. Legal Proceedings..................................................   Legal Matters
   14. Table of Contents of the Statement of Additional Information.......   SAI

PART B INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

                                     FORM N-4 ITEM                                                 SAI CAPTION
                                     -------------                                                 -----------
   15. Cover Page    .....................................................   Cover Page
   16. Table of Contents .................................................   Table of Contents
   17. General Information and History ...................................   Not Applicable
   18. Services      .....................................................   Not Applicable
   19. Purchase of Securities Being Offered...............................   Appendix
   20. Underwriters  .....................................................   Underwriter
   21. Calculation of Performance Data....................................   Calculation of Yield and Return
   22. Annuity Payments...................................................   Calculation of Annuity Payments
   23. Financial Statements ..............................................   Financial Statements

                                                                  PHOENIX INCOME
                                                                   ADVANTAGE(SM)


                                                                       Issued by



                                                  PHL VARIABLE INSURANCE COMPANY








IF YOU HAVE ANY QUESTIONS, PLEASE CONTACT:


[envelope]  PHOENIX VARIABLE PRODUCTS MAIL
OPERATIONS
     PO Box 8027
     Boston, MA 02266-8027
[telephone] Tel. 800/541-0171







PROSPECTUS                                                     DECEMBER 29, 2000






This prospectus describes a single premium immediate fixed and variable annuity contract. The contract is designed to provide you with retirement income. The contract offers a variety of variable and fixed payment options.


You may allocate your premium and contract value to one or more of the subaccounts of the PHL Variable Accumulation Account ("Account") and the Fixed Income Allocation ("FIA"). The assets of each subaccount will be used to purchase, at net asset value, shares of a series in the following designated funds. The portion of your premium allocated to the FIA will purchase fixed annuity payments.



THE PHOENIX EDGE SERIES FUND
----------------------------
   [diamond]   Phoenix-Aberdeen International Series
   [diamond]   Phoenix-Aberdeen New Asia Series
   [diamond]   Phoenix-Bankers Trust Dow 30 Series
   [diamond]   Phoenix-Bankers Trust Nasdaq 100-Index(R) Series
   [diamond]   Phoenix-Duff & Phelps Real Estate Securities Series
   [diamond]   Phoenix-Engemann Capital Growth Series
   [diamond]   Phoenix-Engemann Nifty Fifty Series
   [diamond]   Phoenix-Engemann Small & Mid-Cap Growth Series
   [diamond]   Phoenix-Federated U.S. Government Bond Series
   [diamond]   Phoenix-Goodwin Money Market Series
   [diamond]   Phoenix-Goodwin Multi-Sector Fixed Income Series
   [diamond]   Phoenix-Hollister Value Equity Series
   [diamond]   Phoenix-J.P. Morgan Research Enhanced Index Series
   [diamond]   Phoenix-Janus Equity Income Series
   [diamond]   Phoenix-Janus Flexible Income Series
   [diamond]   Phoenix-Janus Growth Series
   [diamond]   Phoenix-Morgan Stanley Focus Equity Series
   [diamond]   Phoenix-Oakhurst Balanced Series
   [diamond]   Phoenix-Oakhurst Growth and Income Series
   [diamond]   Phoenix-Oakhurst Strategic Allocation Series
   [diamond]   Phoenix-Sanford Bernstein Global Value Series
   [diamond]   Phoenix-Sanford Bernstein Mid-Cap Value Series
   [diamond]   Phoenix-Sanford Bernstein Small-Cap Value Series
   [diamond]   Phoenix-Seneca Mid-Cap Growth Series
   [diamond]   Phoenix-Seneca Strategic Theme Series

 THE ALGER AMERICAN FUND
 -----------------------
   [diamond]   Alger American Leveraged AllCap Portfolio

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
-----------------------------------
   [diamond]   EAFE(R) Equity Index Fund

FEDERATED INSURANCE SERIES
--------------------------
   [diamond]   Federated Fund for U.S. Government Securities II
   [diamond]   Federated High Income Bond Fund II

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
---------------------------------------
   [diamond]   VIP Contrafund(R) Portfolio
   [diamond]   VIP Growth Opportunities Portfolio
   [diamond]   VIP Growth Portfolio

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
----------------------------------------------------
   [diamond]   Mutual Shares Securities Fund -- Class 2
   [diamond]   Templeton Asset Strategy Fund -- Class 2
   [diamond]   Templeton Developing Markets Securities Fund -- Class 2
   [diamond]   Templeton Growth Securities Fund -- Class 2
   [diamond]   Templeton International Securities Fund -- Class 2

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
---------------------------------------
   [diamond]   Technology Portfolio

WANGER ADVISORS TRUST
---------------------
   [diamond]   Wanger Foreign Forty
   [diamond]   Wanger International Small Cap
   [diamond]   Wanger Twenty
   [diamond]   Wanger U.S. Small Cap

It may not be in your best interest to purchase a contract to replace an existing annuity contract or life insurance policy. You must understand the basic features of the proposed contract and your existing coverage before you decide to replace your present coverage. You must also know if the replacement will result in any income tax liability.

This prospectus is valid only if accompanied or preceded by current prospectuses for the funds. The contract is not a deposit or obligation of, underwritten or guaranteed by, any financial institution, credit union or affiliate. It is not federally insured by the Federal Deposit Insurance Corporation ("FDIC") or any other state or federal agency. Contract investments are subject to risk, including the fluctuation of contract values and possible loss of principal.


The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities, nor passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.


This prospectus provides important information that a prospective investor ought to know before investing. This prospectus is valid only if accompanied or preceded by current fund prospectuses. These prospectuses should be kept for future reference. A Statement of Additional Information ("SAI") has been filed with the SEC and is available free of charge by calling Variable Annuity Operations at 800/541-0171.

                                TABLE OF CONTENTS

Heading                                                       Page
--------------------------------------------------------------------


SPECIAL TERMS............................................        4
SUMMARY OF EXPENSES......................................        5
CONTRACT SUMMARY.........................................       10
FINANCIAL HIGHLIGHTS.....................................       11
PERFORMANCE HISTORY......................................       11
THE IMMEDIATE FIXED AND VARIABLE ANNUITY.................       11
PHL VARIABLE AND THE ACCOUNT ............................       11
INVESTMENTS OF THE ACCOUNT...............................       11
    The Phoenix Edge Series Fund.........................       11
    The Alger American Fund..............................       13
    Deutsche Asset Management VIT Funds..................       13
    Federated Insurance Series...........................       13
    Fidelity Variable Insurance Products.................       13
    Franklin Templeton Variable Insurance
     Products Trust .....................................       13
    The Universal Institutional Funds, Inc...............       14
    Wanger Advisors Trust................................       14
    Investment Advisors..................................       14
    Services of the Advisors.............................       15
FIA......................................................       15
PURCHASE OF CONTRACTS....................................       16
    Payment Upon Death Before the Annuity Date...........       16
ADDITIONAL RIDER BENEFITS................................       16
      Guaranteed Minimum Payment Rider...................       16
OPTIONAL PROGRAMS AND BENEFITS                                  16
      Transfers..........................................       16
DEDUCTIONS AND CHARGES...................................       16
    Deductions from the Separate Account.................       16
      Tax................................................       16
      Surrender Charges..................................       16
      Risk and Administrative Fee........................       16
      Payment Charge.....................................       16
    Reduced Charges or Credit Additional Amounts.........       16
    Other Charges........................................       17
THE ANNUITY PERIOD.......................................       17
    PAYMENT OPTIONS .....................................       17
      Option A--Single Life Annuity......................       17
      Option B--Single Life Annuity  with Period Certain.       17
      Option C--Joint Survivor Life Annuity .............       17
      Option D--Joint Survivor Life Annuity with
         Period Certain..................................       17
      Option E--Annuity for a Specified Period...........       17
      Option F--Life Expectancy Annuity .................       17
      Option G--Unit Refund Life Annuity.................       17
      Other Options and Rates............................       18
      Other Conditions...................................       18
    Payment Upon Death After the Annuity Date............       18
    Surrender of Contract: Withdrawals...................       19
LAPSE OF CONTRACT........................................       20
VARIABLE ACCOUNT VALUATION PROCEDURES....................       20
MISCELLANEOUS PROVISIONS.................................       20
    Assignment...........................................       20
    Deferment of Payment ................................       20
    Free Look Period.....................................       20
    Amendments to Contracts..............................       21
    Substitution of Fund Shares..........................       21
    Ownership of the Contract............................       21
FEDERAL INCOME TAXES.....................................       21
    Introduction.........................................       21
    Income Tax Status....................................       21
    Taxation of Annuities in General--Non-                      21
    Qualified Plans......................................
      Surrenders or Withdrawals..........................       21
      Penalty Tax on Certain Surrenders and Withdrawals..       22
    Additional Considerations............................       22
    Diversification Standards ...........................       22
    Individual Retirement Annuity........................       23
      IRAs...............................................       23
      Penalty Tax on Certain Surrenders and
       Withdrawals from IRAs.............................       23
      Seek Tax Advice....................................       24
SALES OF CONTRACTS.......................................       24
STATE REGULATION.........................................       24
REPORTS..................................................       24
VOTING RIGHTS............................................       24
LEGAL MATTERS............................................       25
SAI......................................................       25
APPENDIX A--PERFORMANCE HISTORY...........................      26
APPENDIX B--DEDUCTIONS FOR PREMIUM TAXES..................      28
APPENDIX C--ILLUSTRATION OF VALUES........................      29

SPECIAL TERMS
--------------------------------------------------------------------------------
    The following is a list of terms and their meanings when used in this prospectus.


ACCOUNT: PHL Variable Accumulation Account.

ACCUMULATION UNIT: A standard of measurement for the Phoenix-Goodwin Money Market Subaccount used to determine the value of a contract prior to the annuity date during the free look period.

ACCUMULATION UNIT VALUE: The value of one accumulation unit was set to 1.0000 on the date assets were first allocated to the Phoenix-Goodwin Money Market Subaccount. The value of one accumulation unit on any subsequent valuation date is determined by multiplying the immediately preceding accumulation unit value by the applicable net investment factor for the valuation period ending on such valuation date.

ANNUITANT: The primary person whose life is used as the measuring life under the contract. Also, see Joint Annuitant.


ANNUITY DATE: The date we calculate and make the first annuity payment.

ANNUITY PAYMENT: The amount we pay on each payment calculation date. It is the sum of the fixed annuity payment and the variable annuity payment.

ANNUITY UNIT: A standard of measurement used in determining the amount of each variable annuity payment.

ASSUMED INTEREST RATE: The rate used to determine the variable annuity payment.

COMMUTED VALUE: The present value of any remaining guaranteed annuity payments. This amount is calculated using the assumed interest rate for variable annuity payments or the underlying interest rate for fixed annuity payments.

CONTRACT: The single premium immediate fixed and variable annuity contract described in this prospectus.

CONTRACT OWNER (OWNER, YOU, YOUR): Usually the person or entity to whom we issue the contract. The contract owner has the sole right to exercise all rights and privileges under the contract as provided in the contract. The owner may be the annuitant, an employer, a trust or any other individual or entity specified in the contract application. However, under contracts used with certain tax-qualified plans, the owner must be the annuitant. A husband and wife may be designated as joint owners, and if such a joint owner dies, the other joint owner becomes the sole owner of the contract. If no owner is named in the application, the annuitant will be the owner.


CONTRACT VALUE: The sum of the total value of the subaccounts and the FIA on any valuation date.

FIA: The Fixed Income Allocation is an investment option within our general account.


FIXED ANNUITY PAYMENT: A benefit providing periodic payments of a fixed dollar amount throughout the annuity period. This benefit does not vary with or reflect the investment performance of any subaccount.

FUNDS: The Phoenix Edge Series Fund, The Alger American Fund, Deutsche Asset Management VIT Funds, Federated Insurance Series, Franklin Templeton Variable Insurance Products Trust, Fidelity(R) Variable Insurance Products, The Universal Institutional Funds, Inc. and Wanger Advisors Trust.

JOINT ANNUITANT: A person other than the annuitant on whose life annuity payments may also be based.


ISSUE DATE: The date that the initial premium is invested under a contract.


NET ASSET VALUE: Net asset value of a series' shares is computed by dividing the value of the net assets of the series by the total number of series outstanding shares.

NET PREMIUM: The premium less any applicable tax.

PAYEE: The person you designate to receive annuity payments.

PAYMENT CALCULATION DATE: The date we calculate annuity payments. The first payment calculation date is the annuity date. After the first payment calculation date, we will calculate payments on the same date each month. We use the previous valuation date if such date is not a valuation date.

PAYMENT OPTION: The provisions under which we make a series of annuity payments to the annuitant or other payee, such as a single life annuity. See "Payment Options."

PAYMENT UPON DEATH: The obligation of PHL Variable under a contract to make a payment on the death of annuitant.

PHL VARIABLE (OUR, US, WE, COMPANY): PHL Variable Insurance Company.


PREMIUM: The amount you pay when you purchase a contract. Generally, we require a minimum premium of $35,000.


SERIES: A separate investment portfolio of a fund.

SURRENDER VALUE: The commuted value less any applicable surrender charge.

VAO: Variable Annuity Operations.

VALUATION DATE: A valuation date is every day the New York Stock Exchange ("NYSE") is open for trading.

VARIABLE ANNUITY PAYMENT: An annuity providing payments that vary in amount, according to the investment experience of the selected subaccounts.

VPMO: The Variable Products Mail Operations division of PHL Variable that receives and processes incoming mail for VAO.

                               SUMMARY OF EXPENSES

CONTRACT OWNER TRANSACTION EXPENSES                                                        ALL SUBACCOUNTS


Surrender Charges(1) (as a percentage of amount withdrawn):

    Age of Premium in Complete Years 0-1............................................               7%
    Age of Premium in Complete Years 1-2............................................               6%
    Age of Premium in Complete Years 2-3............................................               5%
    Age of Premium in Complete Years 3-4............................................               4%
    Age of Premium in Complete Years 4-5............................................               3%
    Age of Premium in Complete Years 5-6............................................               2%
    Age of Premium in Complete Years 6-7............................................               1%
    Age of Premium in Complete Years 7 and thereafter ..............................              None


Subaccount Transfer Charge(2).......................................................              None




ANNUAL PAYMENT CHARGE

    Maximum.........................................................................              $24



ANNUAL SEPARATE ACCOUNT EXPENSES (as a percentage of average account value)


    Maximum Risk and Administrative Fee.............................................            1.40%
    Maximum Guaranteed Minimum Payment Rider Risk and Administrative Fee............            1.00%




----------------------------
(1) A surrender charge is taken from the proceeds when a contract is surrendered or when an amount is withdrawn if the premium has not been held under the contract for a certain period of time. See "Deductions and Charges--Surrender Charges."
(2) Currently, there is no transfer charge; however, we reserve the right to charge a fee of up to $20 per transfer after the first 10 transfers each contract year.

FUND ANNUAL EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET ASSETS)

----------------------------------------------------------------------------------------------------------------------------------
                                                                            Other Expenses    Total Expenses    Total Expenses
                                               Management     Rule 12b-1        Before            Before             After
                      Series                      Fees           Fees      Reimbursement(1)    Reimbursement    Reimbursement(2)
----------------------------------------------------------------------------------------------------------------------------------
THE PHOENIX EDGE SERIES FUND
----------------------------------------------------------------------------------------------------------------------------------
Phoenix-Aberdeen International                    .75%           N/A           .26%                1.01%            1.01%
Phoenix-Aberdeen New Asia                        1.00%           N/A          1.39%                2.39%            1.25%
Phoenix-Bankers Trust Dow 30                      .35%           N/A          1.40%(3)             1.75%(3)          .50%
Phoenix-Bankers Trust Nasdaq-100 Index(R)         .35%           N/A           .45%                 .80%             .50%
Phoenix-Duff & Phelps Real Estate Securities      .75%           N/A           .56%                1.31%            1.00%
Phoenix-Engemann Capital Growth                   .62%           N/A           .06%                 .68%             .68%
Phoenix-Engemann Nifty Fifty                      .90%           N/A           .53%                1.43%            1.05%
Phoenix-Engemann Small & Mid-Cap Growth           .90%           N/A           .70%                1.60%            1.15%
Phoenix-Federated U.S. Government Bond            .60%           N/A          1.70%(3)             2.30%(3)          .75%
Phoenix-Goodwin Money Market                      .40%           N/A           .17%                 .57%             .55%
Phoenix-Goodwin Multi-Sector Fixed Income         .50%           N/A           .21%                 .71%             .65%
Phoenix-Hollister Value Equity                    .70%           N/A          1.33%                2.03%             .85%
Phoenix-J.P. Morgan Research Enhanced Index       .45%           N/A           .30%                 .75%             .55%
Phoenix-Janus Equity Income                       .85%           N/A          1.40%(3)             2.25%(3)         1.00%
Phoenix-Janus Flexible Income                     .80%           N/A          1.65%(3)             2.45%(3)          .95%
Phoenix-Janus Growth                              .85%           N/A          1.05%(3)             1.90%(3)         1.00%
Phoenix-Morgan Stanley Focus Equity               .85%           N/A          1.30%(3)             2.15%(3)         1.00%
Phoenix-Oakhurst Balanced                         .54%           N/A           .16%                 .70%             .70%
Phoenix-Oakhurst Growth and Income                .70%           N/A           .31%                1.01%             .85%
Phoenix-Oakhurst Strategic Allocation             .58%           N/A           .12%                 .70%             .70%
Phoenix-Sanford Bernstein Global Value            .90%           N/A           .85%(3)             1.75%(3)         1.05%
Phoenix-Sanford Bernstein Mid-Cap Value          1.05%           N/A          1.53%                2.58%            1.20%
Phoenix-Sanford Bernstein Small-Cap Value        1.05%           N/A           .85%(3)             1.90%(3)         1.20%
Phoenix-Seneca Mid-Cap Growth                     .80%           N/A          1.24%                2.04%            1.05%
Phoenix-Seneca Strategic Theme                    .75%           N/A           .22%                 .97%             .97%
----------------------------------------------------------------------------------------------------------------------------------
 (1)  Each series pays a portion or all of its expenses other than the management fee. The Phoenix-J.P. Morgan Research Enhanced
      Index Series will pay up to .10%; the Phoenix-Engemann Capital Growth, Phoenix-Goodwin Multi-Sector Fixed Income,
      Phoenix-Oakhurst Strategic Allocation, Phoenix-Goodwin Money Market, Phoenix-Oakhurst Balanced, Phoenix-Engemann Nifty
      Fifty, Phoenix-Oakhurst Growth and Income, Phoenix-Hollister Value Equity, Phoenix-Sanford Bernstein Mid-Cap Value,
      Phoenix-Bankers Trust Dow 30, Phoenix-Federated U.S. Government, Phoenix-Janus Equity Income, Phoenix-Janus Flexible Income,
      Phoenix-Janus Growth, Phoenix-Morgan Stanley Focus Equity, Phoenix-Sanford Bernstein Global Value and Phoenix-Sanford
      Bernstein Small-Cap Value Series will pay up to .15%; the Phoenix-Duff & Phelps Real Estate Securities, Phoenix-Seneca
      Strategic Theme, Phoenix-Aberdeen New Asia, and Phoenix-Seneca Mid-Cap Growth Series will pay up to .25%; and the
      Phoenix-Aberdeen International Series will pay up to .40%.
 (2)  Reflects the effect of any management fee waivers and reimbursement of expenses by the investment advisor.
 (3)  These figures are estimates; these series have been available for less than 12 months as of the date of this prospectus.

FUND ANNUAL EXPENSES (AS A PERCENTAGE OF FUND AVERAGE NET ASSETS)
----------------------------------------------------------------------------------------------------------------------------------
                                                                           Other Expenses     Total Expenses    Total Expenses
                                               Management     Rule 12b-1      Before              Before             After
                      Series                      Fees           Fees      Reimbursement      Reimbursement     Reimbursement(2)
----------------------------------------------------------------------------------------------------------------------------------
THE ALGER AMERICAN FUND
----------------------------------------------------------------------------------------------------------------------------------
Alger American Leveraged AllCap Portfolio         .85%           N/A           .08%(4,7)            .93%(4)          .93%

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
----------------------------------------------------------------------------------------------------------------------------------
EAFE(R) Equity Index Fund                         .45%           N/A           .69%                1.15%             .65%

FEDERATED INSURANCE SERIES
----------------------------------------------------------------------------------------------------------------------------------
Federated Fund for U.S. Government Securities II  .60%           N/A           .24%                 .84%             .84%
Federated High Income Bond Fund II                .60%           N/A           .19%                 .79%             .79%

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
----------------------------------------------------------------------------------------------------------------------------------
VIP Contrafund(R) Portfolio(8)                    .58%           N/A           .10%(4)              .78%(4)          .75%(10)
VIP Growth Opportunities Portfolio(9)             .58%           N/A           .11%(4)              .79%(4)          .78%(10)
VIP Growth Portfolio(9)                           .58%           N/A           .09%(4)              .77%(4)          .75%(10)

FRANKLIN TEMPLETON VARIABLE INSURANCE
PRODUCTS TRUST
----------------------------------------------------------------------------------------------------------------------------------
Mutual Shares Securities Fund--Class 2(6)         .60%          .25%(3)        .19%                1.04%            1.04%
Templeton Asset Strategy Fund--Class 2(5,6)       .60%          .25%(3)        .18%                1.03%            1.03%
Templeton Developing Markets Securities Fund--
  Class 2(5,6)                                   1.25%          .25%(3)        .31%                1.81%            1.81%
Templeton Growth Securities Fund--Class 2(6)      .83%          .25%(3)        .05%                1.13%            1.13%
Templeton International Securities Fund--
  Class 2(5,6)                                    .69%          .25%(3)        .19%                1.13%            1.13%

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
----------------------------------------------------------------------------------------------------------------------------------
Technology Portfolio                              .80%           N/A          1.85%(4)             2.65%(4)         1.15%

WANGER ADVISORS TRUST
----------------------------------------------------------------------------------------------------------------------------------
Wanger Foreign Forty                             1.00%           N/A          2.45%(1)             3.45%            1.45%
Wanger International Small Cap                   1.25%           N/A           .24%(1)             1.49%            1.49%
Wanger Twenty                                     .95%           N/A          1.17%(1)             2.12%            1.35%
Wanger U.S. Small Cap                             .95%           N/A           .07%(1)             1.02%            1.02%
----------------------------------------------------------------------------------------------------------------------------------
 (1)  Each series pays a portion or all of its expenses other than the management fee. The Wanger Foreign Forty will pay up to
      .45%, the Wanger U.S. Small Cap Series will pay up to.50%, the Wanger International Small Cap Series will pay up to .60%
      and the Wanger Twenty Series will pay up to .40%.
 (2)  Reflects the effect of any management fee waivers and reimbursement of expenses by the investment advisor.
 (3)  The fund's Class 2 distribution plan or "Rule 12b-1 Plan" is described in the fund's prospectus.
 (4)  These figures are estimates; these series have been available for less than 12 months as of the date of this prospectus.
 (5)  On 2/8/00, shareholders approved a merger and reorganization that combined the fund with a similar fund of the Franklin
      Templeton Variable Insurance Products Trust, effective 5/1/00.
 (6)  The table shows total expenses based on the new fees and assets as of 12/31/99 and not the assets of the combined funds.
      The following table estimates what the total expenses would be based on the assets of the combined funds as of 5/1/00:

      ------------------------------------------------------------------------------------------------------------------------
                                                          MANAGEMENT         RULE 12b-1        OTHER       TOTAL OPERATING
       ESTIMATED ANNUAL EXPENSES FROM 5/1/00                FEES                FEES         EXPENSES         EXPENSES
      ------------------------------------------------------------------------------------------------------------------------
       Mutual Shares Securities Fund - Class 2               .60%              .25%            .19%             1.04%
      ------------------------------------------------------------------------------------------------------------------------
       Templeton Asset Strategy Fund - Class 2               .60%              .25%            .14%              .99%
      ------------------------------------------------------------------------------------------------------------------------
       Templeton Developing Markets Securities Fund -       1.25%              .25%            .29%             1.79%
       Class 2
      ------------------------------------------------------------------------------------------------------------------------
       Templeton Growth Securities Fund - Class 2            .80%              .25%            .05%             1.10%
      ------------------------------------------------------------------------------------------------------------------------
       Templeton International Securities Fund - Class 2     .65%              .25%            .20%             1.10%
      ------------------------------------------------------------------------------------------------------------------------
 (7)  Included in "Other Expenses" is .01% of interest expense.
 (8)  Effective November 3, 1997, the advisor has voluntarily agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses), as a percentage of its average net assets, exceed 1.10%. This arrangement can be discontinued at any time.
 (9)  Effective November 3, 1997, the advisor has voluntarily agreed to reimburse the fund to the extent that total operating expenses (excluding interest, taxes, certain securities lending costs, brokerage commissions, and extraordinary expenses), as a percentage of its average net assets, exceed 1.60%. This arrangement can be discontinued at any time.
 (10) A portion of the brokerage commissions that the fund pays is used to reduce the fund's expenses. In addition, through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances are used to reduce custodian expenses.

It is impossible to show you what expenses you would incur if you purchased a contract because there are so many different factors that affect expenses. However, the following three tables are meant to help demonstrate how certain decisions or choices by you could result in different levels of expense.

If you surrender your contract at the end of one of these time periods, you would pay the following expenses on a $1,000 investment. We have assumed a constant 5% annual return on the invested assets for all of the series.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       1 YEAR         3 YEARS         5 YEARS         10 YEARS
Phoenix-Aberdeen International Series                                   $105            $157            $211            $376
Phoenix-Aberdeen New Asia Series                                        $119            $196            $274            $490
Phoenix-Bankers Trust Dow 30 Series                                     $114            $184            N/A             N/A
Phoenix-Bankers Trust Nasdaq 100-Index(R) Series                        $103            $151            N/A             N/A
Phoenix-Duff & Phelps Real Estate Securities Series                     $108            $166            $225            $402
Phoenix-Engemann Capital Growth Series                                  $102            $147            $195            $346
Phoenix-Engemann Nifty Fifty Series                                     $109            $169            $231            $413
Phoenix-Engemann Small & Mid-Cap Growth Series                          $111            $174            N/A             N/A
Phoenix-Federated U.S. Government Bond Series                           $125            $215            N/A             N/A
Phoenix-Goodwin Money Market Series                                     $101            $144            $190            $336
Phoenix-Goodwin Multi-Sector Fixed Income Series                        $102            $148            $197            $349
Phoenix-Hollister Value Equity Series                                   $115            $186            $258            $462
Phoenix-J.P. Morgan Research Enhanced Index Series                      $103            $149            $199            $353
Phoenix-Janus Equity Income Series                                      $130            $228            N/A             N/A
Phoenix-Janus Flexible Income Series                                    $124            $213            N/A             N/A
Phoenix-Janus Growth Series                                             $114            $182            N/A             N/A
Phoenix-Morgan Stanley Focus Equity Series                              $126            $218            N/A             N/A
Phoenix-Oakhurst Balanced Series                                        $102            $148            $196            $348
Phoenix-Oakhurst Growth and Income Series                               $105            $157            $211            $376
Phoenix-Oakhurst Strategic Allocation Series                            $102            $148            $196            $348
Phoenix-Sanford Bernstein Global Value Series                           $112            $178            N/A             N/A
Phoenix-Sanford Bernstein Mid-Cap Value Series                          $121            $202            $282            $504
Phoenix-Sanford Bernstein Small-Cap Value Series                        $114            $182            N/A             N/A
Phoenix-Seneca Mid-Cap Growth Series                                    $115            $186            $259            $463
Phoenix-Seneca Strategic Theme Series                                   $105            $156            $209            $373
Alger American Leveraged AllCap                                         $104            $155            N/A             N/A
EAFE(R) Equity Index Fund                                               $106            $161            N/A             N/A
Federated Fund for U.S. Government Securities II                        $103            $152            N/A             N/A
Federated High Income Bond Fund II                                      $103            $151            N/A             N/A
VIP Contrafund(R) Portfolio                                             $103            $150            N/A             N/A
VIP Growth Opportunities Portfolio                                      $103            $151            N/A             N/A
VIP Growth Portfolio                                                    $103            $150            N/A             N/A
Mutual Shares Securities Fund-Class 2                                   $105            $158            $212            $379
Templeton Asset Strategy Fund-Class 2                                   $105            $158            $212            $378
Templeton Developing Markets Securities Fund-Class 2                    $113            $180            $248            $444
Templeton Growth Securities Fund-Class 2                                $106            $160            $217            $387
Templeton International Securities Fund-Class 2                         $106            $160            $217            $387
Technology Portfolio                                                    $121            $203            N/A             N/A
Wanger Foreign Forty                                                    $129            $225            N/A             N/A
Wanger International Small Cap                                          $110            $171            $233            $418
Wanger Twenty                                                           $116            $189            $262            $469
Wanger U.S. Small Cap                                                   $105            $157            $211            $377
-----------------------------------------------------------------------------------------------------------------------------------

If you do not surrender your contract, after each of these time periods you will have paid the following expenses on a $1,000 investment. We have assumed a constant 5% annual return on the invested assets for all of the series.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                       1 YEAR         3 YEARS         5 YEARS         10 YEARS
Phoenix-Aberdeen International Series                                    $35            $107            $181            $376
Phoenix-Aberdeen New Asia Series                                         $49            $146            $244            $490
Phoenix-Bankers Trust Dow 30 Series                                      $44            $134            N/A             N/A
Phoenix-Bankers Trust Nasdaq 100-Index(R) Series                         $33            $101            N/A             N/A
Phoenix-Duff & Phelps Real Estate Securities Series                      $38            $116            $195            $402
Phoenix-Engemann Capital Growth Series                                   $32             $97            $165            $346
Phoenix-Engemann Nifty Fifty Series                                      $39            $119            $201            $413
Phoenix-Engemann Small & Mid-Cap Growth Series                           $41            $124            N/A             N/A
Phoenix-Federated U.S. Government Bond Series                            $55            $165            N/A             N/A
Phoenix-Goodwin Money Market Series                                      $31             $94            $160            $336
Phoenix-Goodwin Multi-Sector Fixed Income Series                         $32             $98            $167            $349
Phoenix-Hollister Value Equity Series                                    $45            $136            $228            $462
Phoenix-J.P. Morgan Research Enhanced Index Series                       $33             $99            $169            $353
Phoenix-Janus Equity Income Series                                       $60            $178            N/A             N/A
Phoenix-Janus Flexible Income Series                                     $54            $163            N/A             N/A
Phoenix-Janus Growth Series                                              $44            $132            N/A             N/A
Phoenix-Morgan Stanley Focus Equity Series                               $56            $168            N/A             N/A
Phoenix-Oakhurst Balanced Series                                         $32             $98            $166            $348
Phoenix-Oakhurst Growth and Income Series                                $35            $107            $181            $376
Phoenix-Oakhurst Strategic Allocation Series                             $32             $98            $166            $348
Phoenix-Sanford Bernstein Global Value Series                            $42            $128            N/A             N/A
Phoenix-Sanford Bernstein Mid-Cap Value Series                           $51            $152            $252            $504
Phoenix-Sanford Bernstein Small-Cap Value Series                         $44            $132            N/A             N/A
Phoenix-Seneca Mid-Cap Growth Series                                     $45            $136            $229            $463
Phoenix-Seneca Strategic Theme Series                                    $35            $106            $179            $373
Alger American Leveraged AllCap                                          $34            $105            N/A             N/A
EAFE(R) Equity Index Fund                                                $36            $111            N/A             N/A
Federated Fund for U.S. Government Securities II                         $33            $102            N/A             N/A
Federated High Income Bond Fund II                                       $33            $101            N/A             N/A
VIP Contrafund(R) Portfolio                                              $33            $100            N/A             N/A
VIP Growth Opportunities Portfolio                                       $33            $101            N/A             N/A
VIP Growth Portfolio                                                     $33            $100            N/A             N/A
Mutual Shares Securities Fund-Class 2                                    $35            $108            $182            $379
Templeton Asset Strategy Fund-Class 2                                    $35            $108            $182            $378
Templeton Developing Markets Securities Fund-Class 2                     $43            $130            $218            $444
Templeton Growth Securities Fund-Class 2                                 $36            $110            $187            $387
Templeton International Securities Fund-Class 2                          $36            $110            $187            $387
Technology Portfolio                                                     $51            $153            N/A             N/A
Wanger Foreign Forty                                                     $59            $175            $289            $566
Wanger International Small Cap                                           $40            $121            $203            $418
Wanger Twenty                                                            $46            $139            $232            $469
Wanger U.S. Small Cap                                                    $35            $107            $181            $377
-----------------------------------------------------------------------------------------------------------------------------------

The purpose of the tables above is to assist you in understanding the various costs and expenses that your contract will bear directly or indirectly. It is based on historical fund expenses, as a percentage of net assets for the year ended December 31, 1999, except as indicated. The tables reflect Account expenses, including the fee for the Guaranteed Minimum Payment Rider, as well as the funds. See "Deductions and Charges" in this prospectus and the fund prospectuses.


Taxes, which are not reflected in the table above, may apply. We will charge any premium or other taxes levied by any governmental entity with respect to your contract against the contract values based on a percentage of the premium. Certain states currently impose premium taxes on the contracts ranging from 0% to 3.5% of the premium. See "Deductions and Charges--Tax" and Appendix B.

The examples should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown. See "Deductions and Charges."

CONTRACT SUMMARY
--------------------------------------------------------------------------------
    This summary describes the general provisions of the contract.

    Certain provisions of the contract described in this prospectus may differ in a particular state because of specific state requirements.

    If there is ever a difference between the provisions described within this prospectus and the provisions of the contract, the contract provisions will prevail.


OVERVIEW
    The contract is designed to provide regular income payments from an annuity contract. It offers a combination of variable and fixed payments. If variable annuity payments are elected, second and subsequent payments will vary based upon the performance of the underlying funds.


INVESTMENT FEATURES

MINIMUM CONTRIBUTION
[diamond] Generally, the minimum premium is $35,000.


ALLOCATION OF PREMIUM AND CONTRACT VALUE
[diamond] You may choose where your premium is invested: in one or more of the subaccounts or in the FIA.

[diamond] Transfers between the subaccounts and to the FIA can be made.

[diamond] If all or part of the premium is invested in one or more of the subaccounts, the contract value will vary with the investment performance of the subaccounts and is not guaranteed.


WITHDRAWALS
[diamond] You may make withdrawals under payment options B, D, E and F or fully surrender the contract for its surrender value less any applicable tax under payment options E and F. No withdrawals may be made under any other payment options. Please refer to "Deductions and Charges-- Surrender Charges" for a complete description.


DEATH BENEFIT
[diamond] The death benefit is calculated differently under each payment option and the amount varies based on the option selected.


DEDUCTIONS AND CHARGES


FROM THE PREMIUM
[diamond] Taxes--currently ranges 0% to 3.5% (varies by state).

FROM THE CONTRACT VALUE

[diamond] A deduction for surrender charges may occur when you surrender your contract or request a withdrawal if the assets have not been held under the contract for a specified period of time.


[diamond] No surrender charges are taken upon the death of the annuitant.


[diamond] A declining surrender charge is assessed on withdrawals based on the date the premium is deposited:

 --------------------------------------------------------------
 Percent               7%  6%   5%  4%   3%  2%   1%  0%
 --------------------------------------------------------------
 Age of Premium in     0    1   2    3   4    5   6   7+
 Complete Years
 --------------------------------------------------------------
          o The total surrender charges on a contract will never exceed 9% of the premium.

[diamond] Payment Charge--maximum of $24 each year.

FROM THE ACCOUNT
[diamond] Risk and administrative fee-- varies based on the election of the Guaranteed Minimum Payment Rider. See "Deductions and Charges - Risk and Administrative Fee"

OTHER CHARGES OR DEDUCTIONS
    See "Deductions and Charges" for a detailed description of contract charges.

    In addition, certain charges are deducted from the assets of the funds for investment management services. See the prospectuses for the funds for more information.


ADDITIONAL INFORMATION

FREE LOOK PERIOD
    You have the right to review the contract. If you are not satisfied you may return it within 20 days after you receive it and cancel the contract. You will receive the contract value in cash. However, if applicable state law requires, we will return the premium paid less any withdrawals made during the free look period. See "Free Look Period" for a detailed discussion.

MINIMUM PAYMENT
    If on any valuation date the annuity payment due is less than $20, we may make such settlement as is equitable to the payee.

LAPSE
    If on any valuation date the contract value is zero, the contract will immediately terminate and lapse without value.

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------
    The subaccounts of this contract commenced operations as of the date of this prospectus; therefore, data is not yet available.


PERFORMANCE HISTORY
--------------------------------------------------------------------------------
    We may include the performance history of the subaccounts in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance only and is not an indication of future performance. See Appendix A for more information.

THE IMMEDIATE VARIABLE AND FIXED ANNUITY
--------------------------------------------------------------------------------

    The immediate variable and fixed annuity contract is issued by PHL Variable. If variable annuity payments are elected, the amounts held under a contract will be invested in the Account and variable annuity payments will vary in accordance with the investment experience of the investment options selected. It is the owner and annuitant under a contract who bear the risk of investment gain or loss rather than PHL Variable. However, amounts may be allocated to the FIA, in which case PHL Variable will guarantee specified fixed annuity payments.

    You control the investment objective of the contract on an ongoing basis by reallocating the contract value among the subaccounts or from the subaccounts to the FIA.


PHL VARIABLE AND THE ACCOUNT
--------------------------------------------------------------------------------
    We are a wholly-owned indirect subsidiary of Phoenix Home Life Mutual Insurance Company. Our executive office is located at One American Row, Hartford, Connecticut and our main administrative office is located at 100 Bright Meadow Boulevard, Enfield, Connecticut. PHL Variable is a Connecticut stock company formed on April 24, 1981. PHL Variable sells variable annuity contracts through its own field force of agents and through brokers.

    On December 7, 1994, we established the Account, a separate account created under the insurance laws of Connecticut. The Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and it meets the definition of a "separate account" under the 1940 Act. Registration under the 1940 Act does not involve supervision by the SEC of the management or investment practices or policies of the Account or of PHL Variable.

    Under Connecticut law, all income, gains or losses of the Account must be credited to or charged against the amounts placed in the Account without regard to the other income, gains and losses from any other business or activity of PHL Variable. The assets of the Account may not be used to pay liabilities arising out of any other business that we may conduct. Obligations under the contracts are obligations of PHL Variable.

    Contributions to the FIA are not invested in the Account; rather, they become part of the general account of PHL Variable (the "General Account"). The general account supports all insurance and annuity obligations of PHL Variable and is made up of all of its general assets other than those allocated to any separate account such as the Account. For more complete information concerning the FIA, see the "FIA" section of this prospectus.

INVESTMENTS OF THE ACCOUNT
--------------------------------------------------------------------------------
PARTICIPATING INVESTMENT FUNDS

THE PHOENIX EDGE SERIES FUND
    The following subaccounts invest in corresponding series of The Phoenix Edge Series Fund:


    PHOENIX-ABERDEEN INTERNATIONAL SERIES: the investment objective of the series is to seek a high total return consistent with reasonable risk. The series invests primarily in an internationally diversified portfolio of equity securities. It intends to reduce its risk by engaging in hedging transactions involving options, futures contracts and foreign currency transactions. The series provides a means for investors to invest a portion of their assets outside the United States.


    PHOENIX-ABERDEEN NEW ASIA SERIES: the series seeks long-term capital appreciation. The series invests primarily in a diversified portfolio of equity securities of issuers organized and principally operating in Asia, excluding Japan.


    PHOENIX-BANKERS TRUST DOW 30 SERIES: the series seeks to track the total return of the Dow Jones Industrial Average(SM) before fund expenses.


    PHOENIX-BANKERS TRUST NASDAQ-100 INDEX(R) SERIES: this non-diversified series seeks to track the total return of the Nasdaq-100 Index(R) ("Index") before fund expenses. The series is "passively" managed (it invests in the same companies in the same proportions as the Index). The series may invest in equity equivalents in an attempt to improve cash flow and reduce transaction costs, while replicating investments in the Index.

    PHOENIX-DUFF & PHELPS REAL ESTATE SECURITIES SERIES: the investment objective of the series is to seek capital appreciation and income with approximately equal emphasis. Under normal circumstances, it invests in marketable securities of publicly traded real estate investment trusts (REITs) and companies that operate, develop, manage and/or invest in real estate located primarily in the United States.

    PHOENIX-ENGEMANN CAPITAL GROWTH SERIES: the investment objective of the series is to achieve intermediate and long-term growth of capital, with income as a secondary consideration. The series invests principally in common stocks of corporations believed by management to offer growth potential.


    PHOENIX-ENGEMANN NIFTY FIFTY SERIES: the investment objective of the series is to seek long-term capital appreciation by investing in approximately 50 different securities that offer the best potential for long-term growth of capital. At least 75% of the series' assets will be invested in common stocks of high quality growth companies. The remaining portion will be invested in common stocks of small corporations with rapidly growing earnings per share or common stocks believed to be undervalued.

    PHOENIX-ENGEMANN SMALL & MID-CAP GROWTH SERIES: the series seeks to achieve its objective of long-term growth of capital by normally investing at least 65% of assets in equities of "small-cap" and "mid-cap" companies (market capitalization under $1.5 billion). Expected emphasis will be on investments in common stocks of U.S. corporations that have rapidly growing earnings per share. Stocks are generally sold when characteristics such as growth rate, competitive advantage, or price, render the stock unattractive. The advisor may change the asset allocation or temporarily take up a defensive investment strategy depending on market conditions.


    PHOENIX-FEDERATED U.S. GOVERNMENT BOND SERIES: seeks to maximize total return by investing primarily in debt obligations of the U.S. Government, its agencies and instrumentalities.

    PHOENIX-GOODWIN MONEY MARKET SERIES: the investment objective of the series is to provide maximum current income consistent with capital preservation and liquidity. The series invests exclusively in high quality money market instruments.

    PHOENIX-GOODWIN MULTI-SECTOR FIXED INCOME SERIES: seeks long-term total return. It invests in a diversified portfolio of high yield and high quality fixed income securities.

    PHOENIX-HOLLISTER VALUE EQUITY SERIES: has a primary investment objective of the series is long-term capital appreciation and a secondary investment objective of current income. The series invests in a diversified portfolio of common stocks that meet certain quantitative standards that indicate above average financial soundness and intrinsic value relative to price.


    PHOENIX-J.P. MORGAN RESEARCH ENHANCED INDEX SERIES: the investment objective of the series is to seek high total return by investing in a broadly diversified portfolio of equity securities of large and medium capitalization companies within market sectors reflected in the S&P 500. The series invests in a portfolio of undervalued common stocks and other equity securities which appear to offer growth potential and an overall volatility of return similar to that of the S&P 500.

    PHOENIX-JANUS EQUITY INCOME SERIES: the investment objective of the series is to seek current income and long-term growth of capital.

    PHOENIX-JANUS FLEXIBLE INCOME SERIES: the investment objective of the series is to seek to obtain maximum total return, consistent with preservation of capital.

    PHOENIX-JANUS GROWTH SERIES: the investment objective of the series is to seek long-term growth of capital, in a manner consistent with the preservation of capital.

    PHOENIX-MORGAN STANLEY FOCUS EQUITY SERIES: the investment objective of the series is to seek capital appreciation by investing primarily in equity securities.


    PHOENIX-OAKHURST BALANCED SERIES: the investment objective of the series is to seek reasonable income, long-term capital growth and conservation of capital. The series invests based on combined considerations of risk, income, capital enhancement and protection of capital value.

    PHOENIX-OAKHURST GROWTH AND INCOME SERIES: the investment objective of the series is to seek dividend growth, current income and capital appreciation by investing in common stocks. The series seeks to achieve its objective by selecting securities primarily from equity securities of the 1,000 largest companies traded in the United States, ranked by market capitalization.

    PHOENIX-OAKHURST STRATEGIC ALLOCATION SERIES: the investment objective of the series is to realize as high a level of total return over an extended period of time as is considered consistent with prudent investment risk. The series invests in stocks, bonds and money market instruments in accordance with the investment advisor's appraisal of investments most likely to achieve the highest total return.

    PHOENIX-SANFORD BERNSTEIN GLOBAL VALUE SERIES seeks long-term capital appreciation through investing in foreign and domestic equity securities. The advisor uses a value-oriented approach with a focus on non-U.S. companies in developed countries in Europe and the Far East, Australia and Canada. The advisor may invest a portion of the series' assets in developing market companies.

    PHOENIX-SANFORD BERNSTEIN MID-CAP VALUE SERIES: the primary investment objective of the series is to seek long-term capital appreciation, with current income as the secondary investment objective. The series will invest in common stocks of established companies having a strong financial position and a low stock market valuation at the time of purchase, which are believed to offer the possibility of increase in value.

    PHOENIX-SANFORD BERNSTEIN SMALL-CAP VALUE SERIES seeks long-term capital appreciation by investing primarily in small-capitalization stocks the advisor believes are undervalued.


    PHOENIX-SENECA MID-CAP GROWTH SERIES: The investment objective of the series is to seek capital appreciation primarily through investments in equity securities of companies that have the potential for above average market appreciation. The series seeks to outperform the Standard & Poor's Mid-Cap 400 Index.


    PHOENIX-SENECA STRATEGIC THEME SERIES: the investment objective of the series is to seek long-term appreciation of capital by identifying securities benefiting from long-term trends present in the United States and abroad. The series invests primarily in common stocks believed to have substantial potential for capital growth.


THE ALGER AMERICAN FUND
    The following subaccount invests in the corresponding portfolio of The Alger American Fund:

    ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO: The investment objective of the portfolio is long-term capital appreciation. It invests primarily in equity securities, such as common or preferred stocks, which are listed on U.S. exchanges or in the over-the-counter market. The portfolio invests primarily in "growth" stocks. Under normal circumstances, the portfolio invests in the equity securities of companies of any size, which demonstrate promising growth potential. The portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities.

DEUTSCHE ASSET MANAGEMENT VIT FUNDS
    The following subaccount invests in a corresponding fund of Deutsche Asset Management VIT Funds:


    EAFE(R) EQUITY INDEX FUND: The fund seeks to match the performance of the Morgan Stanley Capital International EAFE(R) Index ("EAFE(R) Index"), which emphasizes major market stock performance of companies in Europe, Australia and the Far East. The fund invests in a statistically selected sample of the securities found in the EAFE(R) Index.


FEDERATED INSURANCE SERIES
    Certain subaccounts invest in a corresponding fund of the Federated Insurance Series. The following funds are currently available:

    FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II: The investment objective of the fund is to seek current income by investing primarily in U.S. government securities, including mortgage-backed securities issued by U.S. government agencies.

    FEDERATED HIGH INCOME BOND FUND II: The investment objective of the fund is to seek high current income by investing primarily in a diversified portfolio of high-yield, lower-rated corporate bonds.

FIDELITY(R) VARIABLE INSURANCE PRODUCTS
    The following subaccounts invest in corresponding portfolios of the Fidelity(R) Variable Insurance Products:

    VIP CONTRAFUND(R) PORTFOLIO: The investment objective of the portfolio is to seek long-term capital appreciation. Principal investment strategies include:

o   Normally investing primarily in common stocks.
o Investing in securities of companies whose value it believes is not fully recognized by the public.
o   Investing in domestic and foreign issuers.
o   Investing in either "growth" stocks or "value" stocks or both.
o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

    VIP GROWTH OPPORTUNITIES PORTFOLIO: The investment objective of the portfolio is to seek to provide capital growth. Principal investment strategies include:

o   Normally investing primarily in common stocks.
o Potentially investing in other types of securities, including bonds which may be lower-quality debt securities.
o   Investing in domestic and foreign issuers.
o   Investing in either "growth" stocks or "value" stocks or both.
o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

    VIP GROWTH PORTFOLIO: The investment objective of the portfolio is to seek to achieve long-term capital appreciation. Principal investment strategies include:

o   Normally investing primarily in common stocks.
o   Investing in companies that it believes have above-average growth potential.
o   Investing in securities of domestic and foreign issuers.
o Using fundamental analysis of each issuer's financial condition and industry position and market and economic conditions to select investments.

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
    The following subaccounts invest in Class 2 shares of the corresponding fund of the Franklin Templeton Variable Insurance Products Trust:

    MUTUAL SHARES SECURITIES FUND: The primary investment objective of the fund is capital appreciation with income as a secondary objective. The Mutual Shares Securities Fund invests primarily in domestic equity securities that the manager believes are significantly undervalued.

    TEMPLETON ASSET STRATEGY FUND: The investment objective of the fund is a high level of total return. The Templeton Asset Strategy Fund invests in stocks of companies of any nation, bonds of companies and governments of any nation and in money market instruments. Changes in the asset mix will be made in an attempt to capitalize on total return potential produced by changing economic conditions throughout the world, including emerging market countries.

    TEMPLETON DEVELOPING MARKETS SECURITIES FUND: The investment objective of the fund is long-term capital appreciation. The Templeton Developing Markets Securities Fund invests primarily in emerging market equity securities.

    TEMPLETON INTERNATIONAL SECURITIES FUND: The investment objective of the fund is long-term capital growth. The Templeton International Securities Fund invests primarily in stocks of companies located outside the United States, including emerging markets.

    TEMPLETON GROWTH SECURITIES FUND: The investment objective of the fund is long-term capital growth. The Templeton Growth Securities Fund invests primarily in common stocks issued by companies in various nations throughout the world, including the U.S. and emerging markets.

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
A certain subaccount invests in a corresponding portfolio of The Universal Institutional Funds, Inc. The following portfolio is currently available:

    TECHNOLOGY PORTFOLIO: The investment objective of the portfolio is to seek long-term capital appreciation by investing primarily in equity securities of companies that the investment advisor expects to benefit from their involvement in technology and technology-related industries.

WANGER ADVISORS TRUST
    The following subaccounts invest in corresponding series of the Wanger Advisors Trust:

    WANGER FOREIGN FORTY: The investment objective of the series is to seek long-term capital growth. The Wanger Foreign Forty invests primarily in equity securities of foreign companies with market capitalization of $1 billion to $10 billion and focuses its investments in 40 to 60 companies in the developed markets.

    WANGER INTERNATIONAL SMALL CAP: The investment objective of the series is to seek long-term capital growth. The Wanger International Small Cap invests primarily in securities of non-U.S. companies with total common stock market capitalization of less than $1 billion.

    WANGER TWENTY: The investment objective of the series is to seek long-term capital growth. The Wanger Twenty invests primarily in the stocks of U.S. companies with market capitalization of $1 billion to $10 billion and ordinarily focuses its investments in 20 to 25 U.S. companies.

    WANGER U.S. SMALL CAP: The investment objective of the series is to seek long-term capital growth. The Wanger U.S. Small Cap invests primarily in securities of U.S. companies with total common stock market capitalization of less than $1 billion.

    Each series will be subject to market fluctuations and the risks that come with the ownership of any security, and there can be no assurance that any series will achieve its stated investment objective.

    In addition to being sold to the Account, shares of the funds also may be sold to other separate accounts of Phoenix or its affiliates or to the separate accounts of other insurance companies.

    It is possible that in the future it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts to invest in the fund(s) simultaneously. Although neither we nor the fund(s) trustees currently foresee any such disadvantages either to variable life insurance policyowners or to variable annuity contract owners, the funds' trustees intend to monitor events in order to identify any material conflicts between variable life insurance policyowners and variable annuity contract owners and to determine what action, if any, should be taken in response to such conflicts. Material conflicts could, for example, result from (1) changes in state insurance laws, (2) changes in federal income tax laws, (3) changes in the investment management of any portfolio of the fund(s) or (4) differences in voting instructions between those given by variable life insurance policyowners and those given by variable annuity contract owners. We will, at our own expense, remedy such material conflicts, including, if necessary, segregating the assets underlying the variable life insurance policies and the variable annuity contracts and establishing a new registered investment company.


 INVESTMENT ADVISORS
    The following are the investment advisors and subadvisors for the variable investment options:

--------------------------------------------------------------------------------
PHOENIX INVESTMENT COUNSEL, INC. ("PIC")
--------------------------------------------------------------------------------
Phoenix-Aberdeen International
Phoenix-Engemann Capital Growth
Phoenix-Engemann Nifty Fifty
Phoenix-Engemann Small & Mid-Cap Growth
Phoenix-Goodwin Money Market
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PHOENIX INVESTMENT COUNSEL, INC. ("PIC")
--------------------------------------------------------------------------------
Phoenix-Goodwin Multi-Sector Fixed Income
Phoenix-Hollister Value Equity
Phoenix-Oakhurst Balanced
Phoenix-Oakhurst Growth and Income
Phoenix-Oakhurst Strategic Allocation
Phoenix-Seneca Mid-Cap Growth
Phoenix-Seneca Strategic Theme
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PIC SUBADVISORS
--------------------------------------------------------------------------------

Phoenix-Aberdeen International Advisors, LLC ("PAIA")
    o   Phoenix-Aberdeen International
Roger Engemann & Associates, Inc. ("Engemann")
    o   Phoenix-Engemann Capital Growth
    o   Phoenix-Engemann Nifty Fifty
    o   Phoenix-Engemann Small & Mid-Cap Growth
Seneca Capital Management, LLC  ("Seneca")
    o   Phoenix-Seneca Mid-Cap Growth
    o   Phoenix-Seneca Strategic Theme
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PHOENIX VARIABLE ADVISORS, INC. ("PVA")
--------------------------------------------------------------------------------
Phoenix-Bankers Trust Dow 30
Phoenix-Bankers Trust Nasdaq-100 Index(R)
Phoenix-Federated U.S. Government Bond
Phoenix-J.P. Morgan Research Enhanced Index
Phoenix-Janus Equity Income
Phoenix-Janus Flexible Income
Phoenix-Janus Growth
Phoenix-Morgan Stanley Focus Equity
Phoenix-Sanford Bernstein Global Value
Phoenix-Sanford Bernstein Mid-Cap Value
Phoenix-Sanford Bernstein Small Cap Value
Phoenix-Oakhurst Strategic Allocation
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PVA SUBADVISORS
--------------------------------------------------------------------------------
Bankers Trust Company
    o   Phoenix-Bankers Trust Dow 30
    o   Phoenix-Bankers Trust Nasdaq-100 Index(R)
Federated Investment Management Company
    o   Phoenix-Federated U.S. Government Bond
J.P. Morgan Investment Management, Inc.
    o   Phoenix-J.P. Morgan Research Enhanced Index
Janus Capital Corporation
    o   Phoenix-Janus Equity Income
    o   Phoenix-Janus Flexible Income
    o   Phoenix-Janus Growth
Morgan Stanley Asset Management
    o   Phoenix-Morgan Stanley Focus Equity
Alliance Capital Management L.P.
    o   Phoenix-Sanford Bernstein Global Value
    o   Phoenix-Sanford Bernstein Mid-Cap Value
    o   Phoenix-Sanford Bernstein Small Cap Value
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
DUFF & PHELPS INVESTMENT MANAGEMENT CO. ("DPIM")
--------------------------------------------------------------------------------
Phoenix-Duff & Phelps Real Estate Securities
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
PHOENIX-ABERDEEN INTERNATIONAL ADVISORS, LLC  ("PAIA")
--------------------------------------------------------------------------------
Phoenix-Aberdeen New Asia
--------------------------------------------------------------------------------

    Based on subadvisory agreements with the fund, PIC and PVA as investment advisors delegate certain investment decisions and research functions to subadvisors.

    PIC, DPIM, Engemann and Seneca are indirect less than wholly owned subsidiaries of Phoenix. PAIA is jointly owned and managed by PM Holdings, Inc., a subsidiary of Phoenix, and by Aberdeen Fund Managers, Inc. PVA is a wholly owned subsidiary of PM Holdings, Inc.


--------------------------------------------------------------------------------
OTHER ADVISORS
--------------------------------------------------------------------------------
Fred Alger Management, Inc.
    o   Alger American Leveraged AllCap Portfolio
Bankers Trust Company
    o   EAFE(R) Equity Index Fund
Federated Investment Management Company
    o   Federated Fund for U.S. Government Securities II
    o   Federated High Income Bond Fund II
Fidelity Management and Research Company
    o   VIP Contrafund(R) Portfolio
    o   VIP Growth Opportunities Portfolio
    o   VIP Growth Portfolio
Franklin Mutual Advisers, LLC
    o   Mutual Shares Securities Fund
Morgan Stanley Asset Management
    o   Technology Portfolio
Templeton Asset Management, Ltd.
    o   Templeton Developing Markets Securities Fund
Templeton Global Advisors Limited
    o   Templeton Growth Securities Fund
Templeton Investment Counsel, Inc.
    o   Templeton Asset Strategy Fund
    o   Templeton International Securities Fund
Wanger Asset Management, L.P.
    o   Wanger Foreign Forty
    o   Wanger International Small Cap
    o   Wanger Twenty
    o   Wanger U.S. Small Cap
--------------------------------------------------------------------------------


SERVICES OF THE ADVISORS
    The advisors continually furnish an investment program for each series and manage the investment and reinvestment of the assets of each series subject at all times to the authority and supervision of the Trustees. A detailed discussion of the investment advisors and subadvisors, and the investment advisory and subadvisory agreements, is contained in the accompanying prospectus for the funds.

FIA
--------------------------------------------------------------------------------
    In addition to the Account, you may allocate the premium to the FIA. The amount of premium you allocate to the FIA will become part of PHL Variable's general account assets. You do not share in the investment experience of those assets. Rather, we guarantee a 3% rate of return on your allocated amount. Although we are not obligated to credit interest at a higher rate than the minimum, we will credit any excess interest as determined by us based on expected investment yield information.

    Because of exemptive and exclusionary provisions, we have not registered interests in our general account under the Securities Act of 1933. Also, we have not registered our general account as an investment company under the Investment Company Act of 1940, as amended. Therefore, neither the general account nor any of its interests are subject to these Acts, and the Securities and Exchange Commission has not reviewed the general account disclosures. These disclosures may, however, be subject to certain provisions of the federal securities law regarding accuracy and completeness of statements made in this prospectus.

PURCHASE OF CONTRACTS
--------------------------------------------------------------------------------
MINIMUM PREMIUM
    Generally, we require a minimum premium of $35,000:

    In certain circumstances we may reduce the premium amount we accept for a contract. Factors in determining qualifications for any such reduction include:

(1)  the make-up and size of the prospective group;
(2) the amount of compensation to be paid to registered representatives on the premium.

    Any reduction will not unfairly discriminate against any person. We will make any such reduction according to our own rules in effect at the time the premium is received. We reserve the right to change these rules from time to time.

PREMIUM ALLOCATION
    The net premium received under the contract will be allocated in any combination to any subaccount or the FIA in the proportion specified when you purchased the contract.

GENERAL
    Usually, a contract may not be purchased for a proposed annuitant who is 90 years of age or older. A premium in excess of $1,000,000 cannot be made without our permission.


PAYMENT UPON DEATH BEFORE THE ANNUITY DATE

    On the death of any owner, annuitant or joint annuitant before the annuity date, the death benefit equals the contract value on the date we receive due proof of death.

DEATH OF OWNER
    If the contract is held by a single owner who dies before the annuity date, we will pay the death benefit to the beneficiary. If the beneficiary has predeceased the owner, the owner's estate will be the beneficiary. If the beneficiary is the spouse of the sole owner, the beneficiary may elect to continue the contract and exercise the rights of the owner.

    If the contract is held by multiple owners and one or more owners die before the annuity date, we will pay the death benefit to the surviving owner(s), if any, who will be deemed to be the beneficiary(ies). If the only owners of the contract are spouses of each other, the surviving spouse may elect to continue the contract.

DISTRIBUTION ON DEATH OF OWNER
    Any beneficiary who is a natural person, may, within one year after we receive due proof of death, elect to receive a payment option. The payment option selected may not extend beyond such beneficiary's life or life expectancy and the payments must begin within one year after death. If a payment option is not elected or the beneficiary is a non-natural person, the entire contract value will be distributed in a lump sum no later than five years after the date of death.

DEATH OF ANNUITANT OR JOINT ANNUITANT
    If the annuitant or joint annuitant die before the annuity date, we will pay the death benefit to the owner(s) who will be deemed to be the beneficiary(ies). If there is no surviving owner(s), we will pay the death benefit to the beneficiary(ies). Payment will be made as described above in "Distribution on Death of Owner."

ADDITIONAL RIDER BENEFITS
--------------------------------------------------------------------------------
    You may elect additional benefits that are available under your contract. A charge may be deducted from your contract value for each additional rider benefit chosen. More details will be included in the form of a rider to your contract if any of these benefits is chosen. The following benefits are currently available (if approved in your state). Additional riders also may be available as described in your policy.

GUARANTEED MINIMUM PAYMENT RIDER
    This rider is only available if you elect it when you purchase your contract. It guarantees that the each annuity payment will never be less than the initial annuity payment as long as no withdrawals are taken. If a withdrawal is taken, then the annuity payment will be reduced proportionately by the withdrawal amount.

    The charge for this rider is taken in the form of an additional risk and administrative fee of up to 1.00%. We reserve the right to limit the subaccounts available when this rider is elected.

OPTIONAL PROGRAMS AND BENEFITS
--------------------------------------------------------------------------------

TRANSFERS
    You may transfer all or a portion of the value of the subaccounts of this contract between and among the subaccounts and from the subaccounts to the FIA.

No transfers may be made from the FIA to the subaccounts. Transfers may be made by telephone or written request. We reserve the right to limit the number of transfers you may make each contract year. However, you may make up to at least twelve transfers per contract year among the subaccounts. Once each contract year, you may transfer all or a portion of the value of the subaccounts from the subaccounts to the FIA. Transfers from the subaccounts to the FIA will affect the amount of future fixed annuity payments. The amount of future fixed annuity payments will be determined by the contract value of the FIA on the date of the transfer, the amount transferred to the FIA, and the annuity payment rate in effect on the date of the transfer for the payment option selected when you purchased your contract. Any transfer charge will be deducted from the subaccounts from which the amounts are to be transferred with each such subaccount bearing a pro rata share of the transfer charge. The value of each subaccount will be determined on the valuation date that coincides with the date of transfer.

    You may also request transfers among available subaccounts or from the subaccounts to the FIA by calling VAO at 800/541-0171 between the hours of 8:30 a.m. and 4:00 p.m. Eastern Time on any valuation date. Unless you elect in writing not to authorize telephone transfers, telephone transfer orders will also be accepted on your behalf from your registered representative. We will employ reasonable procedures to confirm that telephone instructions are genuine. We will require verification of account information and will record telephone instructions on tape. All telephone transfers will be confirmed in writing to you. To the extent that procedures reasonably designed to prevent unauthorized transfers are not followed, we may be liable for following telephone instructions for transfers that prove to be fraudulent. However, you will bear the risk of loss resulting from instructions entered by an unauthorized third party we reasonably believe to be genuine. These telephone exchange privileges may be modified or terminated at any time. In particular, during times of extreme market volatility, telephone privileges may be difficult to exercise. In such cases you should submit written instructions.

    Because excessive trading can hurt fund performance and harm all contract owners, we reserve the right to temporarily or permanently terminate exchange privileges or reject any specific order from anyone whose transactions seem to follow a timing pattern, including those who request more than one exchange out of a subaccount within any 30-day period. We will not accept batch transfer instructions from registered representatives (acting under powers of attorney for multiple contract owners), unless we have entered into a third-party transfer service agreement with the registered representative's broker-dealer firm.

    No surrender charge will be assessed when a transfer is made. Currently, there is no charge for transfers. You are permitted at least one free transfer each month. We reserve the right to impose a transfer charge after the first free transfer made in each month, upon prior written notice to you. In no event, however, will such transfer charge exceed $20 per transaction. Currently, unlimited transfers are permitted; however, we reserve the right to change our policy to limit the number of transfers made during each contract year. However, you will be permitted at least twelve transfers during each contract year among the subaccounts. Once each contract year, you may transfer all or a portion of the value of the subaccounts from the subaccounts to the FIA. No transfers may be made from the FIA.

    We reserve the right to limit the number of subaccounts you may elect to a total of 18 over the life of the contract unless changes in federal and/or state regulation, including tax, securities and insurance law require us to impose a lower limit.


DEDUCTIONS AND CHARGES
--------------------------------------------------------------------------------

DEDUCTIONS FROM THE PREMIUM


TAX
    Whether or not a tax is imposed will depend upon, among other things, the owner's state of residence, the annuitant's state of residence, our status within those states and the insurance tax laws of those states. Taxes on the premium currently range from 0% to 3.5%. We will pay any tax due upon the receipt of the premium. For a list of states and premium taxes, see Appendix B to this prospectus.


DEDUCTIONS FROM THE CONTRACT VALUE

SURRENDER CHARGES
    A deduction for surrender charges for this contract may be taken from proceeds of withdrawals from, or complete surrender of the contract. The amount (if any) of a surrender charge depends on whether your premium is held under the contract for a certain period of time. No surrender charge will be taken from death proceeds. The deduction for surrender charges is as follows:

---------------------------------------------------------------
 Percent               7%  6%   5%  4%   3%  2%   1%  0%
---------------------------------------------------------------
 Age of Premium in     0    1   2    3   4    5   6   7+
 Complete Years
---------------------------------------------------------------
    The total surrender charges on a contract will never exceed 9% of the premium, and the applicable level of surrender charge cannot be changed with respect to outstanding contracts. Any distribution costs not paid for by surrender charges will be paid by PHL Variable from the assets of the general account.


PAYMENT CHARGE
    We deduct a payment charge from each annuity payment. This charge is used to reimburse us for some of the administrative expenses we incur in establishing and maintaining the contracts.

    The maximum payment charge under a contract is $24 each year. It is deducted from each annuity payment in equal amounts. If you fully surrender your contract, the full payment charge if applicable, will be deducted at the time of withdrawal.

DEDUCTIONS FROM THE ACCOUNT

RISK AND ADMINISTRATIVE FEE
    We make a daily deduction from each subaccount for the risk and administrative fee. The fee is based on an annual rate of up to 1.40% for the base contract plus up to 1.00% for the Guaranteed Minimum Payment Rider if elected. It is taken against the daily net assets of the subaccounts. Although you bear the investment risk of the series in which you invest, we assume the risk that annuitants as a class may live longer than expected (requiring a greater number of annuity payments) and that our actual expenses may be higher than the expense charges provided for in the contract.

    No risk and administrative fee is deducted from the FIA. If the charges prove insufficient to cover actual administrative costs, then the loss will be borne by us; conversely, if the amount deducted proves more than sufficient, the excess will be a profit to us. Any such profit may be used, as part of our general account assets, to meet sales expenses, if any, which are in excess of sales commission revenue generated from any surrender charges.


REDUCED CHARGES OR CREDIT ADDITIONAL AMOUNTS
    We may reduce or eliminate the risk and administrative fee, the surrender or payment charge or credit additional amounts when sales of the contracts are made to certain individuals or groups of individuals that result in savings of sales expenses. We will consider the following characteristics:


(1) the size and type of the group of individuals to whom the contract is offered;

(2) the amount of the premium;

(3) whether there is a pre-existing relationship with the Company such as being an employee of the Company or its affiliates and their spouses; or to employees or agents who retire from the Company or its affiliates or Phoenix Equity Planning Corporation ("PEPCO"), or its affiliates or to registered representatives of the principal underwriter and registered representatives of broker-dealers with whom PEPCO has selling agreements;

(4) internal transfers from other contracts issued by the Company or an affiliate, or making transfers of amounts held under qualified plans sponsored by the Company or an affiliate; and

(5) the amount of compensation to be paid to registered representatives on the premium.

    Any reduction or elimination of charges will not be unfairly discriminatory against any person. We will make any such adjustment according to our own rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time.

OTHER CHARGES
    As compensation for investment management services, the advisors are entitled to a fee, payable monthly and based on an annual percentage of the average daily net asset values of each series. These fund charges and other fund expenses are described more fully in the accompanying fund prospectuses.

THE ANNUITY PERIOD
--------------------------------------------------------------------------------
    The annuity period is that period of time beginning on the annuity date and during which payments to you are made.

PAYMENT OPTIONS
    When you purchase the contract, you must choose among the available payment options. The options allow you to choose:

[diamond] Payments Options A, B, C, D, E, F, and G. Variable annuity payments attributed to premium allocated to the subaccounts depend on subaccount investment performance. Any payments attributed to premium allocated to the FIA will provide fixed annuity payments while either the annuitant or joint annuitant is living. The minimum payment due must be at least $20.

    The annuity payments begin on the annuity date. The level of annuity payments will depend on the option selected and such factors as the age of the annuitant, the form of annuity, annuity payment rates, and the frequency of payments. The contract and the SAI provide additional information on the methods used for calculating annuity payments.

    The assumed interest rate for the variable annuity payments is 3.0%, 5.0% or 6.0% on an annual basis (subject to state availability). The assumed rate is selected when you purchase the contract. It is used to calculate the first variable annuity payment and is the smallest net rate of investment return required to ensure that the dollar amount of variable annuity payments does not decrease. The amount of subsequent variable annuity payments will depend on the relationship between the assumed interest rate and the actual investment performance of each subaccount. Although choosing a higher assumed interest rate will generate a higher first variable annuity payment than choosing a lower assumed interest rate, a contract with a higher assumed interest rate must earn a higher net rate of investment return than a contract with a lower assumed interest rate to ensure that the dollar amount of subsequent variable annuity payments does not decrease. The contract will not be issued with variable annuity payments if you do not select an assumed interest rate.

    We make daily deductions from contract values held in subaccounts for the risk and administrative fee. These charges affect all variable annuity payments.

    The following descriptions should allow you to compare the basic differences of the currently available payment options.

OPTION A--SINGLE LIFE ANNUITY
    Provides annuity payments based on the life of the annuitant. No income or payment to a beneficiary is paid after the death of the annuitant.

OPTION B--SINGLE LIFE ANNUITY WITH PERIOD CERTAIN
    Provides annuity payments based on the life of the annuitant. In the event of the death of the annuitant, the annuity payments are made to the annuitant's beneficiary until the end of the 10, 15, or 20-year period selected.

OPTION C--JOINT SURVIVOR LIFE ANNUITY
    Provides annuity payments while the annuitant and the designated joint annuitant are living and continues thereafter during the lifetime of the survivor at a level of 100% or 50% of the original level elected when you purchased your contract. The joint annuitant must be named at the time the option is elected and cannot be changed. The joint annuitant must have reached an adjusted age of 40, as defined in the contract.

OPTION D--JOINT SURVIVOR LIFE ANNUITY WITH PERIOD CERTAIN
    Provides annuity payments while the annuitant and the designated joint annuitant are living and continues thereafter during the lifetime of the survivor or, if later, until the end of the 10, 15 or 20-year period certain at a level of 100% or 50% of the original level elected when you purchased your contract. The joint annuitant must be named at the time the option is elected and cannot be changed. The joint annuitant must have reached an adjusted age of 40, as defined in the contract.

OPTION E--ANNUITY FOR SPECIFIED PERIOD
    Provides annuity payments for a specified period of time, whether the annuitant lives or dies. The period certain specified must be in whole numbers of years from 5 to 30, but may not be greater than 100 minus the age of the annuitant. However, the period certain selected by the beneficiary of any death benefit under the contract may not extend beyond the life expectancy of such beneficiary.

OPTION F--LIFE EXPECTANCY ANNUITY
    Provides annuity payments over the annuitant's annually recalculated life expectancy. A contract owner may at anytime request withdrawals representing part or all of the remaining contract value less any applicable surrender charge. Upon the death of the annuitant, the remaining contract value will be paid in a lump sum to the annuitant's beneficiary. This option is available only if 100% of the net premium is allocated to the FIA.

OPTION G--UNIT REFUND LIFE ANNUITY
    Provides annuity payments for the lifetime of the annuitant. If the annuitant dies, the annuitant's beneficiary will receive in a lump sum (1) the value of the annuity units on the annuity date less the sum of any variable annuity payments made prior to the annuitant's death plus (2) the total amount applied to the FIA on the annuity date less the sum of any fixed annuity payments made prior to the annuitant's death.

OTHER OPTIONS AND RATES
    We may offer other payment options at the time of application. In addition, in the event that annuity payment rates for contracts are at that time more favorable than the applicable rates guaranteed under the contract, the then current annuity payment rates shall be used in determining the amount of any annuity payments under the payment options above.

OTHER CONDITIONS
    Federal income tax requirements also provide that participants in regular or SIMPLE IRAs must begin minimum distributions by April 1 of the year following the year in which they attain age 70 1/2. Minimum distribution requirements do not apply to Roth IRAs. Any required minimum distributions must be such that the full amount in the contract will be distributed over a period not greater than the participant's life expectancy or the combined life expectancy of the participant and his or her spouse or designated beneficiary. Distributions made under this method are generally referred to as Life Expectancy Distributions ("LEDs"). A LED program is available to IRA participants. Any payment options elected under regular or SIMPLE IRA contracts must also meet federal income tax distribution requirements. Requests to elect this program must be made in writing.

    Under the LED program, regardless of contract year, amounts up to the required minimum distribution may be withdrawn without a deduction for surrender charges. See "Surrender Charges." Any amounts withdrawn that have not been held under a contract for at least seven years and are in excess of the minimum distribution will be subject to any applicable surrender charge.

    If the monthly annuity payment under a payment option would be less than $20, we may make a single sum payment equal to the contract value on the date the payment would be payable, in place of all other benefits provided by the contract, or, may make periodic payments quarterly, semiannually or annually in place of monthly payments.



SURRENDER OF CONTRACT; WITHDRAWALS
    If the annuitant is living, withdrawals may be made from amounts held under payment options B, D, E or F. A signed written request for withdrawal must be sent to VPMO. If you have not yet reached age 59 1/2, a 10% penalty tax may apply on taxable income withdrawn. See "Federal Income Taxes." The appropriate number of annuity units of a subaccount will be redeemed at their value next determined after the receipt by VPMO of a written notice in a form satisfactory to us. Annuity units redeemed in a withdrawal from multiple subaccounts will be redeemed on a pro rata basis unless you designate otherwise.

    Under payment options B or D, you may withdraw, less any applicable surrender charge, amounts equal to the commuted value of the payments that would have been made during the certain period you chose under the payment option.

    If you withdraw the entire commuted value of the annuity payments we would have made during the certain period, we will not make any annuity payments during the years remaining in the certain period. If you withdraw only a portion of the commuted value of the annuity payments we would have made during the certain period, we will reduce the remaining annuity payments during the years remaining in the certain period. The remaining annuity payments are reduced by the same percentage as the percentage of the commuted value surrendered. Variable annuity payments will be commuted at the assumed interest rate. Fixed annuity payments will be commuted using the underlying interest rate.

    Annuity payments that are to be made after the certain period is over will not change.

    Under payment options E and F, you may withdraw, less any applicable surrender charge, all or part of the commuted value. Withdrawals under payment options E and F will affect the amount of future annuity payments.

    The resulting cash payment will be made in a single sum, ordinarily within seven days after receipt of such notice. However, redemption and payment may be delayed under certain circumstances. See "Deferment of Payment." There may be adverse tax consequences to certain surrenders and withdrawals. See "Federal Income Taxes." A deduction for surrender charges may be imposed on withdrawals or complete surrender of a contract. See "Surrender Charges." Any request for a withdrawal from, or complete surrender of, a contract should be mailed to Phoenix Variable Products Mail Operations, PO Box 8027, Boston, Massachusetts 02266-8027.

LAPSE OF CONTRACT
    The contract will terminate and lapse without value, if on any valuation date:

[diamond] The contract value is zero; or o The minimum payment due is less than $20. PHL Variable will notify you in writing that the contract has lapsed.


PAYMENT UPON DEATH AFTER THE ANNUITY DATE
    If an owner dies after the annuity date and there is no surviving owner, any remaining payments will be paid to the beneficiary under the payment option in effect on the date of death. Payments may not be deferred or otherwise extended. If there is a surviving owner, the payments continue as if there had been no death.

    If the annuitant and joint annuitant, if any, dies and is survived by any owner, any remaining guaranteed payments will be paid to such owner(s). If no owner survives, any remaining guaranteed payments will be paid to the beneficiary. Payments will continue under the payment option in effect at the date of death and may not be deferred or otherwise extended. Alternatively, the surviving owner(s), or beneficiary if no owner survives, may elect to take the commuted value of any remaining guaranteed payments in a lump sum.

VARIABLE ACCOUNT VALUATION PROCEDURES
--------------------------------------------------------------------------------
VALUATION DATE
    A valuation date is every day the NYSE is open for trading. The NYSE is scheduled to be closed on the following days: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day. The Board of Directors of the NYSE reserves the right to change this schedule as conditions warrant. On each valuation date, the value of the Account is determined at the close of the NYSE (currently 4:00 p.m. Eastern Time).

VALUATION PERIOD
    Valuation period is that period of time from the beginning of the day following a valuation date to the end of the next following valuation date.

ACCUMULATION UNIT VALUE
    The value of one accumulation unit was set at $1.0000 on the date assets were first allocated to a subaccount. The value of one accumulation unit on any subsequent valuation date is determined by multiplying the immediately preceding accumulation unit value by the applicable net investment factor for the valuation period ending on such valuation date. After the first valuation period, the accumulation unit value reflects the cumulative investment experience of that subaccount.

ANNUITY UNIT VALUE
    The value of one annuity unit was set at $1.0000 on the date assets were first allocated to a subaccount. The value of one annuity unit on any subsequent valuation date is determined by multiplying the immediately preceding annuity unit value by the applicable net investment factor for the valuation period ending on such valuation date divided by 1.000000 plus the rate of interest for the number of days in the valuation period based on the assumed interest rate.

NET INVESTMENT FACTOR
    The net investment factor for any valuation period is equal to 1.000000 plus the applicable net investment rate for such valuation period. A net investment factor may be more or less than 1.000000 depending on whether the assets gained or lost value that day. To determine the net investment rate for any valuation period for the funds allocated to each subaccount, the following steps are taken: (a) the aggregate accrued investment income and capital gains and losses, whether realized or unrealized, of the subaccount for such valuation period is computed, (b) the amount in (a) is then adjusted by the sum of the charges and credits for any applicable income taxes and the deductions at the beginning of the valuation period for risk and administrative fee, and (c) the results of (a) as adjusted by (b) are divided by the aggregate unit values in the subaccount at the beginning of the valuation period.

MISCELLANEOUS PROVISIONS
--------------------------------------------------------------------------------
ASSIGNMENT
    Owners of contracts issued in connection with non-tax qualified plans may assign their interest in the contract without the consent of the beneficiary. A written notice of such assignment must be filed with VPMO before it will be honored.

    A pledge or assignment of a contract is treated as payment received on account of a withdrawal of a contract. See "Surrenders of Contracts; Withdrawals."

    In order to qualify for favorable tax treatment, contracts issued in connection with tax qualified plans may not be sold, assigned, discounted or pledged as collateral for a loan or as security for the performance of an obligation, or for any other purpose, to any person other than to us.

DEFERMENT OF PAYMENT
    Payment of the contract value in a single sum upon a withdrawal or complete surrender of a contract will ordinarily be made within seven days after receipt of the written request by VPMO. However, we may postpone the processing of any such transactions at times (a) when the NYSE is closed, other than customary weekend and holiday closings, (b) when trading on the NYSE is restricted, (c) when an emergency exists as a result of which disposal of securities in the fund is not reasonably practicable or it is not reasonably practicable to determine the contract value or (d) when a governmental body having jurisdiction over us by order permits such suspension. Rules and regulations of the SEC, if any, are applicable and will govern as to whether conditions described in (b), (c) or (d) exist.

FREE LOOK PERIOD

    We may mail the contract to you or we may deliver it to you in person. You may surrender a contract for any reason within 20 days and receive, in cash, the adjusted value of your premium. You may receive more or less than your premium depending on investment experience of the Phoenix-Goodwin Money Market Subaccount during the free look period. If applicable state law requires, we will return the full amount of the premium we received. (A longer free look period may be required by your state.)


    Your premium will temporarily be applied to the Phoenix-Goodwin Money Market Subaccount. On the annuity date, the then value of this contract's share in the Phoenix-Goodwin Money Market Subaccount will automatically be reallocated to the various subaccounts and the FIA in accordance with your instructions for the allocation of premium provided when you purchased the contract.

AMENDMENTS TO CONTRACTS
    Contracts may be amended to conform to changes in applicable law or interpretations of applicable law, or to accommodate design changes. Changes in the contract may need to be approved by contract owners and state insurance departments. A change in the contract that necessitates a corresponding change in the prospectus or the SAI must be filed with the SEC.

SUBSTITUTION OF FUND SHARES
    Although we believe it to be highly unlikely, it is possible that in the judgment of our management, one or more of the series of the funds may become unsuitable for investment by contract owners because of a change in investment policy, or a change in the tax laws, or because the shares are no longer available for investment. In that event, we may seek to substitute the shares of another series or the shares of an entirely different fund. Before this can be done, the approval of the SEC, and possibly one or more state insurance departments, will be required.

OWNERSHIP OF THE CONTRACT
    Ordinarily, the purchaser of a contract is both the owner and the annuitant and is entitled to exercise all the rights under the contract. However, the owner may be an individual or entity other than the annuitant. Spouses may own a contract as joint owners. Transfer of the ownership of a contract may involve federal income tax consequences, and a qualified advisor should be consulted before any such transfer is attempted.

FEDERAL INCOME TAXES
--------------------------------------------------------------------------------
INTRODUCTION


    The contracts are designed for use with retirement plans which may or may not be tax-qualified plans under the provisions of the Internal Revenue Code of 1986, (the "Code"). The contracts may be used to establish regular, SIMPLE and Roth IRAs. The contracts will not be issued in connection with other tax-qualified plans such as employer-sponsored or tax-sheltered annuity plans. The ultimate effect of federal income taxes on the amounts held under a contract, on annuity payments and on the economic benefits of the contract owner, annuitant or beneficiary depends on our income tax status, on the type of retirement plan for which the contract is purchased, and upon the income tax and employment status of the individual concerned.

    The following discussion is general in nature and is not intended as income tax advice. The income tax rules are complicated and this discussion can only make you aware of the issues. Each person concerned should consult a professional tax advisor. No attempt is made to consider any estate or inheritance taxes or any applicable state, local or other income tax laws. Moreover, the discussion is based upon our understanding of the federal income tax laws as they are currently interpreted. No representation is made regarding the likelihood of continuation of the federal income tax laws or the current interpretations by the Internal Revenue Service (the "IRS"). We do not guarantee the income tax status of the contracts. Purchasers bear the complete risk that the contracts may not be treated as "annuity contracts" under federal income tax laws. For a discussion of federal income taxes as they relate to the funds, please see the accompanying prospectuses for the funds.

INCOME TAX STATUS
    We are taxed as a life insurance company under Part 1 of Subchapter L of the Code. Since the Account is not a separate entity from PHL Variable and its operations form a part of PHL Variable, it will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. Investment income and realized capital gains on the assets of the Account are reinvested and taken into account in determining the contract value. Under existing federal income tax law, the Account's investment income, including realized net capital gains, is not taxed to us. We reserve the right to make a deduction for taxes should they be imposed on us with respect to such items in the future.

TAXATION OF ANNUITIES IN GENERAL--NON-QUALIFIED PLANS
    Section 72 of the Code governs taxation of annuities. In general, a contract owner is not taxed on increases in value of the units held under a contract until some form of distribution is made. However, in certain cases the increase in value may be subject to tax currently. In the case of contracts not owned by natural persons, see "Contracts Owned by Non-Natural Persons." In the case of contracts not meeting the diversification requirements, see "Diversification Standards."

SURRENDERS OR WITHDRAWALS
    For fixed annuity payments, the taxable portion of each payment is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the contract bears to the total expected amount of annuity payments for the term of the contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed as ordinary income. For variable annuity payments, the taxable portion is determined by a formula that establishes a specific dollar amount of each payment that is not taxed. The dollar amount is determined by dividing the investment in the contract by the total number of expected periodic payments. The remaining portion of each payment is taxed as ordinary income. Once the excludable portion of annuity payments equals the investment in the contract, the balance of the annuity payments will be fully taxable. For certain regular IRAs and all SIMPLE IRAs, there may be no investment in the contract resulting in the full amount of the payments being taxable. A simplified method of determining the exclusion ratio is effective with respect to qualified plan annuities starting after November 18, 1996.

    Withholding of federal income taxes on all distributions may be required unless the recipient elects not to have any amounts withheld and properly notifies VPMO of that election.

PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS
    Amounts surrendered or distributed before the taxpayer reaches age 59 1/2 are subject to a penalty tax equal to ten percent (10%) of the portion of such amount that is includable in gross income. However, the penalty tax will not apply to withdrawals: (i) made on or after the death of the contract owner (or where the contract owner is not an individual, the death of the "Primary Annuitant," who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments made (not less frequently than annually) for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) allocable to investment in the contract before August 14, 1982; (v) under a qualified funding asset (as defined in Code Section 130(d)); (vi) under an immediate annuity contract (as defined in Code Section 72(u)(4)); or (vii) that are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

    If the penalty tax does not apply to a withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year when the modification occurs will be increased by an amount (determined by the U.S. Treasury regulations) equal to the tax that would have been imposed but for item (iii) above, plus interest for the deferral period, but only if the modification takes place: (a) within 5 years from the date of the first payment, or (b) before the taxpayer reaches age 59 1/2.

    Separate tax withdrawal penalties apply to IRAs. See "Penalty Tax on Surrenders and Withdrawals from IRAs."

ADDITIONAL CONSIDERATIONS
TRANSFER OF ANNUITY CONTRACTS
    Transfers of non-qualified contracts prior to the maturity date for less than full and adequate consideration to the contract owner at the time of such transfer, will trigger tax on the gain in the contract, with the transferee getting a step-up in basis for the amount included in the contract owner's income. This provision does not apply to transfers between spouses or incident to a divorce.

CONTRACTS OWNED BY NON-NATURAL PERSONS

    If a non-natural person (for example, a corporation) holds the contract the income on that contract (generally the increase in the net surrender value less the premium) is includable in income each year. The rule does not apply where the non-natural person is the nominal owner of a contract and the beneficial owner is a natural person. The rule also does not apply where the annuity contract is acquired by the estate of a decedent, where the contract is held under an IRA, where the contract is a qualified funding asset for structured settlements, or where the contract is purchased on behalf of an employee upon termination of a qualified plan, and nor if the annuity contract is an immediate annuity.


SECTION 1035 EXCHANGES

    Code Section 1035 provides, in general, that no gain or loss shall be recognized on the exchange of one annuity contract for another. A replacement contract obtained in a tax-free exchange of contracts generally succeeds to the status of the surrendered contract. If the surrendered contract was issued prior to August 14, 1982, the tax rules that formerly provided that the surrender was taxable only to the extent the amount received exceeds the contract owner's investment in the contract will continue to apply. In contrast, contracts issued on or after January 19, 1985 are, in a Code Section 1035 exchange, treated as new contracts for purposes of the distribution-at-death rules. Special rules and procedures apply to Code Section 1035 transactions. Prospective contract owners wishing to take advantage of Code Section 1035 should consult their tax advisers.


DIVERSIFICATION STANDARDS

DIVERSIFICATION REGULATIONS
    To comply with the diversification regulations under Code Section 817(h) ("Diversification Regulations"), after a start-up period, each series of the funds will be required to diversify its investments. The Diversification Regulations generally require that, on the last day of each calendar quarter that the series' assets be invested in no more than:

[diamond] 55% in any 1 investment

[diamond] 70% in any 2 investments

[diamond] 80% in any 3 investments

[diamond] 90% in any 4 investments

    A "look-through" rule applies to treat a pro rata portion of each asset of a series as an asset of the Account, and each series of the funds are tested for compliance with the percentage limitations. All securities of the same issuer are treated as a single investment. As a result of the 1988 Act, each government agency or instrumentality will be treated as a separate issuer for purposes of these limitations.

    The U.S. Treasury Department has indicated that the Diversification Regulations do not provide guidance regarding the circumstances in which contract owner control of the investments of the Account will cause the contract owner to be treated as the owner of the assets of the Account, thereby resulting in the loss of favorable tax treatment for the contract. At this time, it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance. The amount of contract owner control which may be exercised under the contract is different in some respects from the situations addressed in published rulings issued by the IRS in which was held that the policyowner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the contract owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the contract owner to be considered as the owner of the assets of the Account resulting in the imposition of federal income tax to the contract owner with respect to earnings allocable to the contract prior to receipt of payments under the contract.

    In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling generally will be applied only prospectively. However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the contract owner being retroactively determined to be the owner of the assets of the Account.

    Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

    We represent that we intend to comply with the Diversification Regulations to assure that the contracts continue to be treated as annuity contracts for federal income tax purposes.

DIVERSIFICATION REGULATIONS AND QUALIFIED PLANS
    Code Section 817(h) applies to a variable annuity contract other than a pension plan contract. The Diversification Regulations reiterate that the diversification requirements do not apply to a pension plan contract. The IRAs (described below) are defined as "pension plan contracts" for these purposes. Notwithstanding the exception of IRA contracts from application of the diversification rules, all investments of the PHL Variable IRA contracts (i.e., the funds) will be structured to comply with the diversification standards because the funds serve as the investment vehicle for non-qualified contracts as well as IRA contracts.

INDIVIDUAL RETIREMENT ANNUITY
    The contract may be used with several types of IRAs. The tax rules applicable to IRAs vary according to the type of IRAs. No attempt is made here to provide more than general information about the use of the contracts with the various types of IRAs.

    On July 6, 1983, the Supreme Court decided in ARIZONA GOVERNING COMMITTEE V. NORRIS that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by PHL Variable in connection with certain IRAs which are considered sponsored by an employer for its employees will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables also will be available for use in connection with certain non-qualified deferred compensation plans.

IRAs
    Code Sections 408 and 408A permit eligible individuals to contribute to an individual retirement program known as an "IRA." These IRAs are subject to limitations on the amount which may be contributed, the persons who may be eligible and on the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed on a tax-deferred basis into an IRA. Effective January 1, 1997, employers may establish a new type of IRA called SIMPLE (Savings Incentive Match Plan for Employees). Special rules apply to participants' contributions to and withdrawals from SIMPLE IRAs. Also effective January 1, 1997, salary reduction IRAs (SARSEP) no longer may be established. Effective January 1, 1998, individuals may establish Roth IRAs. Special rules also apply to contributions to and withdrawals from Roth IRAs.

PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS FROM IRAs
    Section 72(t) of the Code imposes a 10% penalty tax on the taxable portion of certain early distribution from IRAs qualified under Code The penalty is increased to 25% instead of 10% for SIMPLE IRAs if distribution occurs within the first two years of the contract owner's participation in the SIMPLE IRA. To the extent amounts are not includable in gross income because they have been properly rolled over to an IRA or to another eligible IRA or qualified plan, no tax penalty will be imposed. The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the contract owner or annuitant (as applicable) reaches age 59 1/2; (b) distributions following the death or disability of the contract owner or annuitant (as applicable) (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the contract owner or annuitant (as applicable) or the joint lives (or joint life expectancies) of such contract owner or annuitant (as applicable) and his or her designated beneficiary; (d) distributions made to the contract owner or annuitant (as applicable) to the extent such distributions do not exceed the amount allowable as a deduction under Code Section 213 to the contract owner or annuitant (as applicable) for amounts paid during the taxable year for medical care; (e) distributions from an IRA for the purchase of medical insurance (as described in Section 213(d)(1)(D) of the Code) for the contract owner and his or her spouse and dependents if the contract owner has received unemployment compensation for at least 12 weeks. This exception will no longer apply after the contract owner has been reemployed for at least 60 days and (f) distributions for first-time home purchase expenses (maximum $10,000) or certain qualified educational expenses of the contract owner, spouse, children or grandchildren of the contract owner.

    Roth IRAs are subject to the early distribution penalties described above. In addition, Roth IRAs, which contain amounts converted from regular or SIMPLE IRAs, are subject to a 10% penalty if made prior to the expiration of the five-year holding period beginning with the year of the conversion.

Generally, distributions from regular and SIMPLE IRAs must commence no later than April 1 of the calendar year following the year in which the contract owner attains age 70 1/2. The required distribution rules do not apply to Roth IRAs provided Roth IRA rules regarding age and holding periods have been met. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

SEEK TAX ADVICE
    The above description of federal income tax consequences of the different types of IRAs which may be funded by the contracts offered by this prospectus is only a brief summary meant to alert you to the issues and is not intended as tax advice. The rules governing the provisions of IRAs are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective contract owner considering adoption of an IRA and purchase of a contract in connection therewith should first consult a qualified tax adviser, with regard to the suitability of the contract as an investment vehicle for the IRA.

SALES OF CONTRACTS
--------------------------------------------------------------------------------
    The principal underwriter of the contracts is PEPCO. Contracts may be purchased through registered representatives of W.S. Griffith & Company, Inc. ("WSG") who are licensed to sell PHL Variable annuity contracts. WSG is an indirect wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company. PEPCO is an indirect, majority owned subsidiary of Phoenix Home Life Mutual Insurance Company. Contracts also may be purchased through other broker-dealers or entities registered under or exempt under the Securities Exchange Act of 1934, whose representatives are authorized by applicable law to sell contracts under terms of agreement provided by PEPCO and terms of agreement provided by PHL Variable.

    In addition to reimbursing PEPCO for its expenses, we pay PEPCO an amount equal to up to 7.25% of the payments made under the contract. PEPCO pays any qualified distribution organization an amount, which may not exceed 7.25% of the payments under the contract. We will pay any such amount paid with respect to contracts sold through other broker-dealers to or through PEPCO. The amounts paid are not deducted from the payments. Deductions for surrender charges (as described under "Surrender Charges") may be used as reimbursement for commission payments.

    Although the Glass-Steagall Act prohibits banks and bank affiliates from engaging in the business of underwriting securities, banking regulators have not indicated that such institutions are prohibited from purchasing variable annuity contracts upon the order and for the account of their customers.

STATE REGULATION
--------------------------------------------------------------------------------
    We are subject to the provisions of the Connecticut insurance laws applicable to life insurance companies and to regulation and supervision by the Connecticut Superintendent of Insurance. We also are subject to the applicable insurance laws of all the other states and jurisdictions in which it does an insurance business.

    State regulation of PHL Variable includes certain limitations on the investments that may be made for its general account and separate accounts, including the Account. It does not include, however, any supervision over the investment policies of the Account.

REPORTS
--------------------------------------------------------------------------------
    Reports showing the contract value and containing the financial statements of the Account will be furnished to you at least annually.

VOTING RIGHTS
--------------------------------------------------------------------------------
    As stated above, all of the assets held in an available subaccount will be invested in shares of a corresponding series of the funds. We are the legal owner of those shares and as such has the right to vote to elect the Board of Trustees of the funds, to vote upon certain matters that are required by the Investment Company Act of 1940 ("1940 Act") to be approved or ratified by the shareholders of a mutual fund and to vote upon any other matter that may be voted upon at a shareholder' meeting. However, we intend to vote the shares of the funds at regular and special meetings of the shareholders of the funds in accordance with instructions received from owners of the contracts.

    We currently intend to vote fund shares attributable to any of our assets and fund shares held in each subaccount for which no timely instructions from owners are received in the same proportion as those shares in that subaccount for which instructions are received. In the future, to the extent applicable federal securities laws or regulations permit us to vote some or all shares of the fund in its own right, it may elect to do so.

    Matters on which owners may give voting instructions may include the following: (1) election of the Board of Trustees of a fund; (2) ratification of the independent accountant for a fund; (3) approval or amendment of the investment advisory agreement for the series of the fund corresponding to the owner's selected subaccount(s); (4) any change in the fundamental investment policies or restrictions of each such series; and (5) any other matter requiring a vote of the Shareholders of a fund. With respect to amendment of any investment advisory agreement or any change in a series' fundamental investment policy, owners participating in such series will vote separately on the matter.

    The number of votes that you have the right to cast will be determined by applying your percentage interest in a subaccount to the total number of votes attributable to the subaccount. In determining the number of votes, fractional shares will be recognized. The number of votes for which you may give us instructions will be determined as of the record date for fund shareholders chosen by the Board of Trustees of a fund. We will furnish you with proper forms and proxies to enable them to give these instructions.

LEGAL MATTERS
--------------------------------------------------------------------------------
    Edwin L. Kerr, Counsel, and Brian A. Giontonio, Counsel, Phoenix Home Life Mutual Insurance Company, have provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in this prospectus.

SAI
--------------------------------------------------------------------------------
    The SAI contains more specific information and financial statements relating to the Account and PHL Variable. The Table of Contents of the SAI follows:

o   Underwriter
o   Calculation of Yield and Return
o   Calculation of Annuity Payments
o   Experts
o   Financial Statements

    Contract owner inquiries and requests for a SAI should be directed, in writing, to Phoenix Variable Products Mail Operations at P.O. Box 8027, Boston, Massachusetts 02266-8027, or by calling VAO at 800/541-0171.

APPENDIX A

PERFORMANCE HISTORY FOR CONTRACTS
--------------------------------------------------------------------------------
    From time to time, the Account may include the performance history of any or all subaccounts in advertisements, sales literature or reports. Performance information about each subaccount is based on past performance only and is not an indication of future performance. Performance information may be expressed as yield and effective yield of the Phoenix-Goodwin Money Market Subaccount, as yield of the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount and as total return of any subaccount. For the Phoenix-Goodwin Multi-Sector Fixed Income Subaccount, quotations of yield will be based on all investment income per unit earned during a given 30-day period (including dividends and interest), less expenses accrued during the period ("net investment income") and are computed by dividing the net investment income by the maximum offering price per unit on the last day of the period.

    When a subaccount advertises its total return, it usually will be calculated for 1 year, 5 years and 10 years or since inception if the subaccount has not been in existence for at least 10 years. Total return is measured by comparing the value of a hypothetical $1,000 investment in the subaccount at the beginning of the relevant period to the value of the investment at the end of the period, assuming the reinvestment of all distributions at net asset value and the deduction of all applicable contract charges except for taxes (which vary by state) at the beginning of the relevant period.

    For those subaccounts within the Account that have not been available for one of the quoted periods, the standardized average annual total return quotations may show the investment performance such subaccount would have achieved (reduced by the applicable charges) had it been available to invest in shares of the fund for the period quoted.

    THE SUBACCOUNTS FOR THIS CONTRACT COMMENCED OPERATIONS AS OF THE DATE OF THIS PROSPECTUS; THEREFORE, TOTAL RETURN DATA IS NOT AVAILABLE.

    Current yield for the Phoenix-Goodwin Money Market Subaccount is based upon the income earned by the subaccount over a 7-day period and then annualized, i.e., the income earned in the period is assumed to be earned every 7 days over a 52-week period and stated as a percentage of the investment. Effective yield is calculated similarly but when annualized, the income earned by the investment is assumed to be reinvested in subaccount units and thus compounded in the course of a 52-week period. Yield and effective yield reflect the recurring charges on the Account level excluding the annual payment charge.


    Yield calculations of the Phoenix-Goodwin Money Market Subaccount used for illustration purposes are based on the consideration of a hypothetical contract owner's account having a balance of exactly 1 unit at the beginning of a 7-day period, which period will end on the date of the most recent financial statements. The yield for the subaccount during this 7-day period will be the change in the value of the hypothetical contract owner's account's original unit. The following is an example of how these yield quotations are calculated.


Example:
Value of hypothetical pre-existing account with
  exactly one unit at the beginning of the period:.. $1.000000 Value of the same account (excluding capital
  changes) at the end of the 7-day period:..........    1.001003
Calculation:
  Ending account value..............................    1.001003
  Less beginning account value......................    1.000000
  Net change in account value.......................    0.001003
Base period return:
  (adjusted change/beginning account value).........    0.001003
Current yield = return x (365/7) =..................       5.23%
Effective yield = [(1 + return)(365/7)] -1 =........       5.37%

    The current yield and effective yield information will fluctuate, and publication of yield information may not provide a basis for comparison with bank deposits, other investments which are insured and/or pay a fixed yield for a stated period of time, or other investment companies, due to charges which will be deducted on the Account level.

    A subaccount's performance may be compared to that of the Consumer Price Index or various unmanaged equity or bond indices such as the Dow Jones Industrial Average(SM), the Standard & Poor's 500 Composite Stock Price Index ("S&P 500"), and the Europe Australia Far East Index, and also may be compared to the performance of the other variable annuity accounts as reported by services such as Lipper Analytical Services, Inc. ("Lipper"), CDA Investment Technologies, Inc. ("CDA") and Morningstar, Inc. or in other various publications. Lipper and CDA are widely recognized independent rating/ranking services. A subaccount's performance also may be compared to that of other investment or savings vehicles.

    Advertisements, sales literature and other communications may contain information about any series' or advisors' current investment strategies and management style. Current strategies and style may change to respond to a changing market and economic conditions. From time to time, the Series may discuss specific portfolio holdings or industries in such communications. To illustrate components of overall performance, the series may separate their cumulative and average annual returns into income results and capital gains or losses; or cite separately as a return figure the equity or bond portion of a series' portfolio; or compare a series' equity or bond return figure to well-known indices of market performance including, but not limited to, the S&P 500, Dow Jones Industrial Average(SM), First Boston

 High Yield Index and Solomon Brothers Corporate and Government Bond Indices.

    EACH FUND'S ANNUAL REPORT, AVAILABLE UPON REQUEST AND WITHOUT CHARGE, CONTAINS A DISCUSSION OF THE PERFORMANCE OF THE FUNDS AND A COMPARISON OF THAT PERFORMANCE TO A SECURITIES MARKET INDEX.

APPENDIX B

DEDUCTIONS FOR PREMIUM TAXES
QUALIFIED AND NON-QUALIFIED ANNUITY CONTRACTS
--------------------------------------------------------------------------------





STATE                                           NON-QUALIFIED       QUALIFIED

California ...................................      2.35%             0.50%

Kentucky(1)...................................

Maine.........................................      2.00

Nevada........................................      3.50

South Dakota..................................      1.25

West Virginia.................................      1.00              1.00

Wyoming.......................................      1.00



Commonwealth of Puerto Rico...................      1.00%             1.00%



NOTE: The above premium tax deduction rates are as of January 1, 2000. No premium tax deductions are made for states not listed above. However, premium tax statutes are subject to amendment by legislative act and to judicial and administrative interpretation, which may affect both the above list of states and the applicable tax rates. Consequently, we reserve the right to deduct premium tax when necessary to reflect changes in state tax laws or interpretation.

For a more detailed explanation of the assessment of taxes, see "Deductions and Charges--Tax."

(1) Effective January 1, 2000, Kentucky no longer imposes premium tax on variable annuities.

APPENDIX C

ILLUSTRATIONS OF ANNUITY PAYMENTS ASSUMING HYPOTHETICAL RATES OF RETURN
--------------------------------------------------------------------------------

    The following illustrations have been prepared to show how investment performance affects variable annuity payments over time. The monthly annuity payments reflect three different assumptions for a constant investment return before all expenses: 0%, 6%, and 12%. These are hypothetical rates of return and we do not guarantee that the contract would earn these returns for any one year or sustained period of time. The tables are for illustrative purposes only and do not represent past or future investment returns.

    The monthly annuity payments may be more or less than shown if the actual returns of the subaccounts are different than those illustrated. Since it is very likely that investment returns will fluctuate over time, the amount of variable annuity payments will also fluctuate. The total amount of annuity payments ultimately received will depend on cumulative investments returns and how long the annuitant lives and the payment option chosen.


    The assumed interest rate will also affect the amount of variable annuity payments. Payments will increase from one payment calculation date to the next if the net investment factor is greater than the assumed interest rate, and will decrease if the net investment factor is less than the assumed interest rate.


    Each of the following illustrations have a different assumed interest rate. The assumed interest rates of 3%, 5% and 6% are highlighted on each illustration page.

    The monthly annuity payments reflect the deduction of all fees and expenses. Actual fund fees and expenses will vary from year to year and may be higher or lower than the assumed rate. The illustrations assume that each fund will incur expenses at an average annual rate of 0.83% of the average daily net assets. This is a weighted average of the fund expenses shown in the fund annual expense table on pages 7 and 8. While the expense reimbursement arrangements described on pages 7 and 8 are expected to continue at least through 2001, discontinuing one or more of such arrangements will increase the expenses of the fund. Increased fund expenses will reduce performance and reduce monthly payments. The risk and administrative fee is calculated in aggregate, at an annual rate of 1.40% of the average daily net assets of the subaccounts. After taking these fees and expenses into account, the illustrated gross investment returns of 0%, 6% and 12% are approximately equal to net rates of -2.23%, 3.77% and 9.77%, respectively. The $24 annual payment charge is taken as a $2 deduction from each variable annuity payment.


------------------------------------------------------------------------------------------------------------------
                                              PHOENIX INCOME ADVANTAGE

                                        INITIAL ANNUITY DATE:   1/1/2001
                     INITIAL VARIABLE ANNUITY PAYMENT AMOUNT:   $1,000
                                              PAYMENT OPTION:   20 YEAR SPECIFIED PERIOD
                                 FREQUENCY OF ANNUITY INCOME:   MONTHLY
                                       ASSUMED INTEREST RATE:   3.0%
                                            AVERAGE MGMT FEE:   0.83%
                                 RISK AND ADMINISTRATIVE FEE:   1.40%

------------------------------------------------------------------------------------------------------------------

                     ANNUAL RATE OF INTEREST BEFORE EXPENSES:         0.00%              6.00%             12.00%
                      ANNUAL RATE OF INTEREST AFTER EXPENSES:        -2.23%              3.77%              9.77%

    PAYMENT CALCULATION DATE:                                                    MONTHLY PAYMENTS
------------------------------------------------------------------------------------------------------------------
              January 1, 2001                                       $1,000             $1,000             $1,000
              January 1, 2002                                         $949             $1,006             $1,064
              January 1, 2003                                         $901             $1,013             $1,131
              January 1, 2004                                         $856             $1,019             $1,203
              January 1, 2005                                         $812             $1,026             $1,278
              January 1, 2006                                         $771             $1,033             $1,361
              January 1, 2007                                         $732             $1,039             $1,447
              January 1, 2008                                         $695             $1,046             $1,539
              January 1, 2009                                         $660             $1,053             $1,636
              January 1, 2010                                         $626             $1,060             $1,740
              January 1, 2011                                         $595             $1,066             $1,851
              January 1, 2012                                         $564             $1,073             $1,968
              January 1, 2013                                         $536             $1,080             $2,093
              January 1, 2014                                         $509             $1,087             $2,226
              January 1, 2015                                         $483             $1,094             $2,367
              January 1, 2016                                         $458             $1,101             $2,517
              January 1, 2017                                         $435             $1,108             $2,677
              January 1, 2018                                         $413             $1,115             $2,847
              January 1, 2019                                         $392             $1,123             $3,028
              January 1, 2020                                         $372             $1,130             $3,220
------------------------------------------------------------------------------------------------------------------

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT
PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN SHOWN AND ARE BASED ON
MANY FACTORS.

------------------------------------------------------------------------------------------------------------------
                                              PHOENIX INCOME ADVANTAGE

                                        INITIAL ANNUITY DATE:   1/1/2001
                     INITIAL VARIABLE ANNUITY PAYMENT AMOUNT:   $1,000
                                              PAYMENT OPTION:   20 YEAR SPECIFIED PERIOD
                                 FREQUENCY OF ANNUITY INCOME:   MONTHLY
                                       ASSUMED INTEREST RATE:   5.0%
                                            AVERAGE MGMT FEE:   0.83%
                                 RISK AND ADMINISTRATIVE FEE:   1.40%

------------------------------------------------------------------------------------------------------------------

                     ANNUAL RATE OF INTEREST BEFORE EXPENSES:         0.00%              6.00%             12.00%
                      ANNUAL RATE OF INTEREST AFTER EXPENSES:        -2.23%              3.77%              9.77%

     PAYMENT CALCULATION DATE:                                                    MONTHLY PAYMENTS
------------------------------------------------------------------------------------------------------------------
              January 1, 2001                                       $1,000             $1,000             $1,000
              January 1, 2002                                         $931               $987             $1,043
              January 1, 2003                                         $867               $975             $1,088
              January 1, 2004                                         $808               $962             $1,135
              January 1, 2005                                         $752               $950             $1,184
              January 1, 2006                                         $700               $938             $1,236
              January 1, 2007                                         $652               $926             $1,289
              January 1, 2008                                         $607               $914             $1,345
              January 1, 2009                                         $565               $902             $1,403
              January 1, 2010                                         $526               $891             $1,463
              January 1, 2011                                         $490               $879             $1,527
              January 1, 2012                                         $456               $868             $1,593
              January 1, 2013                                         $425               $857             $1,661
              January 1, 2014                                         $396               $846             $1,733
              January 1, 2015                                         $368               $835             $1,808
              January 1, 2016                                         $343               $825             $1,886
              January 1, 2017                                         $319               $814             $1,968
              January 1, 2018                                         $297               $804             $2,053
              January 1, 2019                                         $277               $793             $2,141
              January 1, 2020                                         $258               $783             $2,234
------------------------------------------------------------------------------------------------------------------

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT
PAST OR FUTURE INVESTMENT PERFORMANCE. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN SHOWN AND ARE BASED ON
MANY FACTORS.

------------------------------------------------------------------------------------------------------------------
                                              PHOENIX INCOME ADVANTAGE

                                        INITIAL ANNUITY DATE:     1/1/01
                     INITIAL VARIABLE ANNUITY PAYMENT AMOUNT:     $1,000
                                              PAYMENT OPTION:     20 YEAR SPECIFIED PERIOD
                                 FREQUENCY OF ANNUITY INCOME:     MONTHLY
                                       ASSUMED INTEREST RATE:     6.0%
                                            AVERAGE MGMT FEE:     0.83%
                                 RISK AND ADMINISTRATIVE FEE:     1.40%

------------------------------------------------------------------------------------------------------------------

                     ANNUAL RATE OF INTEREST BEFORE EXPENSES:         0.00%              6.00%             12.00%
                      ANNUAL RATE OF INTEREST AFTER EXPENSES:        -2.23%              3.77%              9.77%

    PAYMENT CALCULATION DATE:                                                    MONTHLY PAYMENTS
------------------------------------------------------------------------------------------------------------------
              January 1, 2001                                       $1,000             $1,000            $1,000
              January 1, 2002                                         $922               $978            $1,033
              January 1, 2003                                         $851               $956            $1,068
              January 1, 2004                                         $785               $935            $1,103
              January 1, 2005                                         $724               $914            $1,140
              January 1, 2006                                         $668               $894            $1,178
              January 1, 2007                                         $616               $875            $1,218
              January 1, 2008                                         $568               $855            $1,258
              January 1, 2009                                         $524               $836            $1,300
              January 1, 2010                                         $483               $818            $1,344
              January 1, 2011                                         $446               $800            $1,388
              January 1, 2012                                         $411               $782            $1,435
              January 1, 2013                                         $379               $765            $1,483
              January 1, 2014                                         $350               $748            $1,532
              January 1, 2015                                         $322               $731            $1,583
              January 1, 2016                                         $297               $715            $1,636
              January 1, 2017                                         $274               $699            $1,690
              January 1, 2018                                         $253               $684            $1,747
              January 1, 2019                                         $233               $669            $1,805
              January 1, 2020                                         $215               $654            $1,865
------------------------------------------------------------------------------------------------------------------

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED TO REPRESENT
PAST OR FUTURE INVESTMENT PERFORMANCE.ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN SHOWN AND ARE BASED ON
MANY FACTORS.

                                     PART B
                            INFORMATION REQUIRED IN A
                       STATEMENT OF ADDITIONAL INFORMATION

                           PHOENIX INCOME ADVANTAGE(SM)

HOME OFFICE:                                           PHOENIX VARIABLE PRODUCTS
One American Row                                        MAIL OPERATIONS ("VPMO")
Hartford, Connecticut                                              P.O. Box 8027
                                                Boston, Massachusetts 02266-8027



                         PHL VARIABLE INSURANCE COMPANY
                        PHL VARIABLE ACCUMULATION ACCOUNT


          SINGLE PREMIUM IMMEDIATE FIXED AND VARIABLE ANNUITY CONTRACT


                       STATEMENT OF ADDITIONAL INFORMATION



This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus, dated December 29, 2000. You may obtain a copy of the prospectus without charge by contacting PHL Variable Insurance Company at the above address and telephone number.






                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

Underwriter..............................................................    B-2

Calculation of Yield and Return..........................................    B-2

Calculation of Annuity Payments .........................................    B-3

Experts .................................................................    B-4

Financial Statements.....................................................    B-5

UNDERWRITER
--------------------------------------------------------------------------------


PEPCO, an affiliate of PHL Variable, offers these contracts on a continuous basis. Because the contract was not available until December 29, 2000, no contracts were sold during fiscal years ended 1997, 1998 and 1999; therefore PEPCO was not paid for sales of these contracts and retained $0.


CALCULATION OF YIELD AND RETURN
--------------------------------------------------------------------------------

Yield of the Phoenix-Goodwin Money Market Subaccount. We summarize the following information in the prospectus under the heading "Performance History." We calculate the yield of the Phoenix-Goodwin Money Market Subaccount for a 7-day "base period" by determining the "net change in value" of a hypothetical pre-existing account. We assume the hypothetical account had an initial balance of one share at the beginning of the base period. We then determine what the value of the hypothetical account would have been at the end of the 7-day base period. The end value minus the initial value gives us the net change in value for the hypothetical account. The net change in value can then be divided by the initial value giving us the base period return (one week's return). To find the equivalent annual return we multiply the base period return by 365/7. The equivalent effective annual yield differs from the annual return because we assume all returns are reinvested in the subaccount. We carry results to the nearest hundredth of one percent.


The net change in value of the hypothetical account includes the daily net investment income of the account (after expenses), but does not include realized gains or losses or unrealized appreciation or depreciation on the underlying fund shares.


The yield/return calculations include a risk and administrative fee equal to 1.40% on an annual basis.


The Phoenix-Goodwin Money Market Subaccount return and effective yield will vary in response to fluctuations in interest rates and in the expenses of the subaccount.

We do not include the maximum annual administrative fee in calculating the current return and effective yield. Should such a fee apply to your account, current return and/or effective yield for your account could be reduced.


Example Calculation:
The following is an example of how return/yield calculations for the Phoenix-Goodwin Money Market Subaccount are calculated:


Value of hypothetical pre-existing account with exactly one
   Unit at the beginning of the period:            $1.000000
Value of the same account (excluding capital        1.001003
   changes) at the end of the 7-day period:......
Calculation:
   Ending account value..........................   1.001003
   Less beginning account value..................   1.000000
   Net change in account value...................   0.001003
Base period return:
   (adjusted change/beginning account value).....   0.001003
Current yield = return x (365/7) =...............   5.23%
Effective yield = [(1 + return)(365/7)] -1 =.....   5.37%

Yields and total returns may be higher or lower than in the past and there is no assurance that any historical results will continue.


Calculation of Total Return. We summarize the following information in the prospectus under the heading, "Performance History." Total return measures the change in value of a subaccount investment over a stated period. We compute total returns by finding the average annual compounded rates of return over the 1-, 5- and 10-year periods that would equate the initial amount invested to the ending redeemable value according to a formula. The formula for total return includes the following steps:


(1) We assume a hypothetical $1,000 initial investment in the subaccount;

(2) We determine the value the hypothetical initial investment would have were it redeemed at the end of each period. All recurring fees and any applicable contingent deferred sales charge are deducted. This figure is the ending redeemable value (ERV in the formula given below);

(3) We divide this value by the initial $1,000 investment, resulting in ratio of the ending redeemable value to the initial value for that period;

(4) To get the average annual total return we take the n(th) root of the ratio from step (3), where n equals the number of years in that period (e.g. 1, 5, 10), and subtract one.

The formula in mathematical terms is:

R = ((ERV / II)(1/n)) - 1

Where:

    II     =    a hypothetical initial payment of $1,000
    R      =    average annual total return for the period
    n      =    number of years in the period
    ERV    =    ending redeemable value of the hypothetical
                $1,000 for the period [see (2) and (3) above]

We normally calculate total return for 1-year, 5-year and 10-year periods for each subaccount. If a subaccount has not been available for at least 10 years, we will provide total returns for other relevant periods.


PERFORMANCE INFORMATION

Advertisements, sale literature and other communications may contain information about series' or advisor's current investment strategies and management style. An advisor may alter investment strategies and style in response to changing market and economic conditions. A fund may wish to make known a series' specific portfolio holdings or holdings in specific industries. A fund may also separately illustrate the income and capital gain portions of a series' total return. Performance might also be advertised by breaking down returns into equity and debt components. A series may compare its equity or bond return figure to any of a number of well-known benchmarks of market performance, including, but not limited to:


      The Dow Jones Industrial Average(SM)(1)
      First Boston High Yield Index
      Salomon Brothers Corporate Index
      Salomon Brothers Government Bond Index
      The Standard & Poor's 500 Index (S&P 500)(2)

Each subaccount may include its yield and total return in advertisements or communications with current or prospective contract owners. Each subaccount may also include in such advertisements, its ranking or comparison to similar mutual funds by such organizations as:

      Lipper Analytical Services
      Morningstar, Inc.
      Thomson Financial

A fund may also compare a series' performance to other investment or savings vehicles (such as certificates of deposit) and may refer to results published in such publications as:

      Barrons
      Business Week
      Changing Times
      Forbes
      Fortune
      Consumer Reports
      Investor's Business Daily
      Financial Planning
      Financial Services Weekly
      Financial World
      Money
      The New York Times
      Personal Investor
      Registered Representative
      U.S. News and World Report
      The Wall Street Journal

A fund may also illustrate the benefits of tax deferral by comparing taxable investments with investments through tax-deferred retirement plans.

The total return and yield may be used to compare the performance of the subaccounts with certain commonly used standards for stock and bond market performance. Such indexes include, but are not limited to:

      The Dow Jones Industrial Average(SM)(1)
      First Boston High Yield Index
      Salomon Brothers Corporate Index
      Salomon Brothers Government Bond Index
      The S&P 500(2)


We may use historical performance of the subaccounts, the S&P 500, or other recognized investment benchmark portfolio to illustrate periodic annuity income amounts. We will reflect the 1.40% Risk and Administrative Fee and actual or assumed subaccount expenses in all illustrations.


CALCULATION OF ANNUITY PAYMENTS
--------------------------------------------------------------------------------

See your prospectus in the section titled "The Annuity Period" for a description of the payment options.

You elect a payment option when you purchase your contract as described in your prospectus. You may not change the payment option you elect.


FIXED ANNUITY PAYMENTS

On the Annuity Date, a stream of Annuity Payments is purchased. The amount of the Fixed Annuity Payment will be the value in the Contract allocated to the FIA, divided by $1,000, then multiplied by the appropriate factor for the Payment Option selected.

Under Options A-E, guaranteed rates are based on the a-49 Annuity Table(4) projected to 1985 with Projection Scale B. We use the minimum assumed interest rate of 3%. If our rates in effect on the annuity date are more favorable (i.e. higher-paying), we will use those rates.

VARIABLE ANNUITY PAYMENTS

Variable Annuity Payments after the first payment will vary with the investment experience of the Subaccounts. Payments may be either higher or lower than the first payment.

Under Payment Options A, B, C, D, E and G, We determine the first payment by multiplying the value in the contract held under the selected option in each Subaccount by the applicable Payment Option rate. The first payment equals the total of such amounts determined for each Subaccount. We determine future payments under these options by multiplying the number of Annuity Units in each Subaccount by the Annuity Unit Value for each Subaccount on the Payment Calculation Date. The payment will equal the sum of the amounts provided by each Subaccount.

Under Option F, We determine the amount of the initial distribution by dividing the amount of value in the contract held under this option by the life expectancy of the Annuitant.


Under all payment options, the first payment is based on an assumed interest rate of either 3% or 6%. All subsequent payments may be higher or lower depending on investment experience of the subaccounts.

The applicable rate used to determine the first variable annuity payment amount will not be less than the rate based on the 1983 Table A (1983 IAM)(4) projected with Projection Scale G to the year 2040, and with continued projection thereafter, and on the assumed interest rate. If our rates in effect on the annuity date are more favorable (i.e. higher-paying), we will use those rates.

We deduct a daily charge for risk and administrative fee from contract values held in the subaccounts. See your prospectus in the section titled "Deductions and Charges".


EXPERTS
--------------------------------------------------------------------------------

The financial statements of PHL Variable Insurance Company as of December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

Edwin L. Kerr, Counsel, and Brian A. Giantonio, Counsel, Phoenix Home Life Mutual Insurance Company, have provided advice on certain matters relating to the federal securities and income tax laws in connection with the contracts described in this prospectus.



(1)The Dow Jones Industrial Average(SM) (DJIA(SM)) is an unweighted(3) index of 30 industrial "blue chip" U.S. stocks. It is the oldest continuing U.S. market index. The 30 stocks now in the DJIA(SM) are both widely-held and a major influence in their respective industries. The average is computed in such a way as to preserve its historical continuity and account for such factors as stock splits and periodic changes in the components of the index. The editors of The Wall Street Journal select the component stocks of the DJIA(SM).

(2)The S&P 500 is a market-value weighted(3) index composed of 500 stocks chosen for market size, liquidity, and industry group representation. It is one of the most widely used indicators of U.S. Stock Market performance. As of December 31, 1999 it contained 376 industrial, 41 utility, 72 financial and 11 transportation issues. The composition of the S&P 500 changes from time to time. Standard & Poor's Index Committee makes all decisions about the S&P 500.

(3)Weighted and unweighted indexes: A market-value, or capitalization, weighted index uses relative market value (share price multiplied by the number of shares outstanding) to "weight" the influence of a stock's price on the index. Simply put, larger companies' stock prices influence the index more than smaller companies' stock prices. An unweighted index (such as the Dow Jones Industrial Average(SM)) uses stock price alone to determine the index value. A company's relative size has no bearing on its impact on the index.

(4)The Society of Actuaries developed these tables to provide payment rates for annuities based on a set of mortality tables acceptable to most regulating authorities.

     PHL VARIABLE
     ACCUMULATION ACCOUNT
     FINANCIAL STATEMENTS


     AS OF DECEMBER 29, 2000, THERE HAVE BEEN NO DEPOSITS TO THIS ACCOUNT; THEREFORE, FINANCIAL STATEMENTS ARE NOT AVAILABLE.

         PHL VARIABLE
         INSURANCE COMPANY
         FINANCIAL STATEMENTS
         DECEMBER 31, 1999

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                           PAGE

Report of Independent Accountants .........................................F-3

Balance Sheet at December 31, 1999 and 1998 ...............................F-4

Statement of Income, Comprehensive Income and Equity for the Years Ended
 December 31, 1999, 1998 and 1997 .........................................F-5

Statement of Cash Flows for the Years Ended
 December 31, 1999, 1998 and 1997 .........................................F-6

Notes to Financial Statements  .....................................F-7 - F-18

[logo]PRICEWATERHOUSECOOPERS

                                                     PRICEWATERHOUSECOOPERS LLP
                                                     100 Pearl Street
                                                     Hartford CT 06103-4508
                                                     Telephone(860) 241 7000
                                                     Facsimile(860) 241 7590








                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholder of PHL Variable Insurance Company

In our opinion, the accompanying balance sheet and the related statements of income, comprehensive income and equity and cash flows present fairly, in all material respects, the financial position of PHL Variable Insurance Company at December 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
February 15, 2000

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
BALANCE SHEET
--------------------------------------------------------------------------------

                                                                     DECEMBER 31,
                                                                 1999           1998
                                                                    (IN THOUSANDS)
ASSETS
Investments:
Held-to-maturity debt securities, at amortized cost           $    10,298     $   3,840
Available-for-sale debt securities, at fair value                  55,840        36,480
Policy loans                                                          522           249
Other invested assets                                               1,052         1,064
                                                              -----------     ---------
Total investments                                                  67,712        41,633

Cash and cash equivalents                                          23,039         7,320
Accrued investment income                                             786           511
Deferred policy acquisition costs                                  61,806        36,686
Deferred income taxes                                                             2,178
Deferred and uncollected premiums                                   6,300         1,872
Other assets                                                        4,394         1,860
Goodwill                                                              451           553
Separate account assets                                         1,257,947       782,496
                                                              -----------     ---------
Total assets                                                  $ 1,422,435     $ 875,109
                                                              ===========     =========

LIABILITIES
Contractholders' funds at interest                            $    64,230     $  39,690
Reserves for future policy benefits                                13,910         2,736
Deferred income taxes                                                 209
Other liabilities                                                   7,950         6,077
Separate account liabilities                                    1,257,947       782,496
                                                              -----------     ---------
Total liabilities                                               1,344,246       830,999
                                                              -----------     ---------

EQUITY
Common stock, $5,000 par value (1,000
 shares authorized, 500 shares issued and outstanding)              2,500         2,500
Additional paid-in capital                                         64,864        35,864
Retained earnings                                                  11,538         5,539
Accumulated other comprehensive (loss) income                        (713)          207
                                                              -----------     ---------
Total equity                                                       78,189        44,110
                                                              -----------     ---------

Total liabilities and equity                                  $ 1,422,435     $ 875,109
                                                              ===========     =========


        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
STATEMENT OF INCOME, COMPREHENSIVE INCOME AND EQUITY
--------------------------------------------------------------------------------

                                                                      YEAR ENDED DECEMBER 31,
                                                            1999               1998                1997
                                                                          (IN THOUSANDS)
REVENUES
Premiums                                                  $   9,838          $   6,280            $    230
Insurance and investment product fees                        20,948             10,998               5,050
Net investment income                                         3,891              2,458               1,543
Net realized investment gains                                     7                 40
                                                          ----------       -----------           ---------

Total revenues                                               34,684             19,776               6,823
                                                          ----------       -----------           ---------

BENEFITS, LOSSES AND EXPENSES
Policy benefits and payments                                  9,248              3,964               1,092
Policy acquisition expenses                                   5,126              4,006               1,310
Other operating expenses                                     11,081              5,359               2,915
                                                          ----------       -----------           ---------

Total benefits, losses and expenses                          25,455             13,329               5,317
                                                          ----------       -----------           ---------

INCOME BEFORE INCOME TAXES                                    9,229              6,447               1,506

Income taxes                                                  3,230              2,257                 553
                                                          ----------       -----------           ---------

NET INCOME                                                    5,999              4,190                 953
                                                          ----------       -----------           ---------

OTHER COMPREHENSIVE (LOSS) INCOME,
 NET OF INCOME TAXES
Unrealized (losses) gains on securities
 arising during period                                         (913)               166                  37
Reclassification adjustment for
 losses included in net income                                   (7)               (40)
                                                          ----------       -----------           ---------
Total other comprehensive (loss) income                        (920)               126                  37
                                                          ----------       -----------           ---------

COMPREHENSIVE INCOME                                          5,079              4,316                 990

Capital contributions                                        29,000             17,000               5,000
                                                          ----------       -----------           ---------
NET INCREASE IN EQUITY                                       34,079             21,316               5,990
EQUITY, BEGINNING OF YEAR                                    44,110             22,794              16,804
                                                          ----------       -----------           ---------

EQUITY, END OF YEAR                                       $  78,189        $    44,110           $  22,794
                                                          =========        ===========           =========




        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                     YEAR ENDED DECEMBER 31,
                                                           1999              1998               1997
                                                                       (IN THOUSANDS)
CASH FLOW FROM OPERATING ACTIVITIES
Net income                                             $   5,999          $   4,190           $    953

ADJUSTMENTS TO RECONCILE NET INCOME
 TO NET CASH USED FOR OPERATING ACTIVITIES
Net realized investment gains                                 (7)               (40)
Amortization                                                 102                107                 96
Deferred income taxes                                      2,883               (987)              (916)
Increase in accrued investment income                       (275)              (254)               (49)
Increase in deferred policy acquisition costs            (24,137)           (15,815)           (11,453)
Increase (decrease) in other assets/liabilities            6,085              1,881               (973)
Other, net                                                                                        (209)
                                                       ----------         ---------          ---------
Net cash used for operating activities                    (9,350)           (10,918)           (12,551)
                                                       ----------         ---------          ---------

CASH FLOW FROM INVESTING ACTIVITIES
Proceeds from sales, maturities or repayments of
 available-for-sale debt securities                       11,664             14,133              4,665
Proceeds from maturities or repayments of
 held-to-maturity debt securities                            623                634                212
Purchase of available-for-sale debt securities           (33,397)           (28,360)           (11,003)
Purchase of held-to-maturity debt securities              (7,000)            (1,216)            (1,529)
Increase in policy loans                                    (273)              (249)
Investment in separate accounts                                                                 (1,000)
Other, net                                                   (88)              (177)
                                                       ----------         ---------          ---------
Net cash used for investing activities                   (28,471)           (15,235)            (8,655)
                                                       ----------         ---------          ---------

CASH FLOW FROM FINANCING ACTIVITIES
Capital contributions from parent                         29,000             17,000              5,000
Increase in contractholder funds                          24,540             14,759             16,098
                                                       ----------         ---------          ---------
Net cash provided by financing activities                 53,540             31,759             21,098
                                                       ----------         ---------          ---------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS      15,719              5,606               (108)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR               7,320              1,714              1,822
                                                       ----------         ---------          ---------

CASH AND CASH EQUIVALENTS, END OF YEAR                 $  23,039          $   7,320          $   1,714
                                                       =========          =========          =========

SUPPLEMENTAL CASH FLOW INFORMATION
Income taxes paid, net                                 $   3,338          $   1,711          $   2,044


        The accompanying notes are an integral part of these statements.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1.   DESCRIPTION OF BUSINESS

     PHL Variable Insurance Company (PHL Variable) offers variable annuity and non-participating life insurance products in the United States. PHL Variable is a wholly-owned subsidiary of PM Holdings, Inc. PM Holdings is a wholly-owned subsidiary of Phoenix Home Life Mutual Insurance Company (Phoenix).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION

     These financial statements have been prepared in accordance with accounting principles generally accepted in the United States (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates used in determining insurance and contractholder liabilities, related reinsurance recoverables, income taxes and valuation allowances for investment assets are discussed throughout the Notes to Financial Statements. Certain reclassifications have been made to the 1998 and 1997 amounts to conform with the 1999 presentation.

     VALUATION OF INVESTMENTS

     Investments in debt securities include bonds, mortgage-backed and asset-backed securities. PHL Variable classifies its debt securities as either held-to-maturity or available-for-sale investments. Debt securities held-to-maturity consist of private placement bonds reported at amortized cost, net of impairments, that management intends and has the ability to hold until maturity. Debt securities available-for-sale are reported at fair value with unrealized gains or losses included in equity and consist of public bonds that management may not hold until maturity. Debt securities are considered impaired when a decline in value is considered to be other than temporary.

     Short-term investments are carried at amortized cost, which approximates fair value.

     Realized investment gains and losses, other than those related to separate accounts for which PHL Variable does not bear the investment risk, are determined by the specific identification method and reported as a component of revenue. A realized investment loss is recorded when an investment valuation reserve is determined. Valuation reserves are netted against the asset categories to which they apply and changes in the valuation reserves are included in realized investment gains and losses. Unrealized investment gains and losses on debt securities available-for-sale are included as a separate component of equity, net of deferred income taxes and deferred policy acquisition costs.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include cash on hand and money market instruments.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     DEFERRED POLICY ACQUISITION COSTS

     The costs of acquiring new business, principally commissions, underwriting, distribution and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. Deferred policy acquisition costs are subject to recoverability testing at the time of policy issue and loss recognition at the end of each accounting period.

     For universal life insurance policies, limited pay and investment type contracts, deferred policy acquisition costs are amortized in proportion to total estimated gross profits over the expected average life of the contracts using estimated gross margins arising principally from investment, mortality and expense margins and surrender charges based on historical and anticipated experience, updated at the end of each accounting period.

     GOODWILL

     Goodwill represents the excess of the cost of businesses acquired over the fair value of their net assets. The costs are amortized on the straight-line method over a period of 10 years, the expected period of benefit from the acquisition. Management periodically reevaluates the propriety of the carrying value of goodwill by comparing estimates of future undiscounted cash flows to the assets. Assets are considered impaired if the carrying value exceeds the expected future undiscounted cash flows.

     SEPARATE ACCOUNTS

     Separate account assets and liabilities are funds maintained in accounts to meet specific investment objectives of contractholders who can either choose to bear the full investment risk or can choose guaranteed investment earnings subject to certain conditions.

     For contractholders who bear the investment risk, investment income and investment gains and losses accrue directly to such contractholders. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of PHL Variable. The assets and liabilities are carried at market value. Net investment income and realized investment gains and losses for these accounts are excluded from revenues, and the related liability increases are excluded from benefits and expenses. Amounts assessed to the contractholders for management services are included in PHL Variable's revenues.

     For Market Value Adjusted separate accounts, contractholders receive interest at a guaranteed rate if the account is held until maturity. In these separate accounts, appreciation or depreciation of assets, undistributed net investment income and investment or other sundry expenses is reflected as net income or loss in PHL Variable's interest in the separate accounts. Contractholders receive a distribution of interest at a guaranteed interest rate on this annuity option provided funds are not withdrawn from the separate account before the end of their elected guarantee period.

     CONTRACTHOLDERS' FUNDS AT INTEREST

     Contractholder deposit funds consist of deposits received from customers and investment earnings on their fund balances, less administrative charges.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     INVESTMENT PRODUCT FEES

     Revenues for investment-type products consist of net investment income and contract charges assessed against the fund values (fees). Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges.

     POLICY LIABILITIES AND ACCRUALS

     Reserves for future policy benefits are liabilities for life insurance products. Such liabilities are established in amounts adequate to meet the estimated future obligations of policies in force. Policy liabilities for traditional life insurance are computed using the net level premium method on the basis of actuarial assumptions as to assumed rates of interest, mortality, morbidity and withdrawals. Liabilities for universal life policies include deposits received from customers and investment earnings on their fund balances, less administrative charges. Universal life fund balances are also assessed mortality charges.

     PREMIUM AND FEE REVENUE AND RELATED EXPENSES

     Term life insurance premiums are recorded as premium revenue on a pro-rata basis over each policy year. Benefits, losses and related expenses are matched with premiums over the related contract periods. Revenues for variable annuity products consist of net investment income and contract charges assessed against the fund values. Related benefit expenses primarily consist of net investment income credited to the fund values after deduction for investment and risk charges. Revenues for universal life products consist of net investment income and mortality, administration and surrender charges assessed against the fund values during the period. Related benefit expenses include universal life benefit claims in excess of fund values and net investment income credited to universal life fund values.

     INCOME TAXES

     For the tax year ended December 31, 1999, PHL Variable will file a separate federal income tax return as required under Internal Revenue Code Section 1504(c). PHL Variable has been filing on a separate company basis since December 31, 1996.

     Deferred income taxes result from temporary differences between the tax basis of assets and liabilities and their recorded amounts for financial reporting purposes. These differences result primarily from policy liabilities, accruals and surrenders, policy acquisition expenses and unrealized gains or losses on investments.

     EMPLOYEE BENEFIT PLANS

     Phoenix sponsors pension and savings plans for its employees and agents, and those of its subsidiaries. The multi-employer qualified plans comply with requirements established by the Employee Retirement Income Security Act of 1974 (ERISA) and excess benefit plans provide for that portion of pension obligations which is in excess of amounts permitted by ERISA. Phoenix also provides certain health care and life insurance benefits for active and retired employees. PHL Variable incurs applicable employee benefit expenses through the process of cost allocation by Phoenix.

     Applicable information regarding the actuarial present value of vested and non-vested accumulated plan benefits, and the net assets of the plans available for benefits is omitted,

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     as the information is not separately calculated for PHL Variable's participation in the plans. The amount of such allocated benefits is not significant to the financial statements. However, with respect to the Phoenix Home Life Mutual Insurance Company employee pension plan, the total assets of the plan exceeded the actuarial present value of vested benefits at January 1, 1999, the date of the most recent actuarial valuation.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In June, 1999, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133." Because of the complexities associated with transactions involving derivative instruments and their prevalent use as hedging instruments and, because of the difficulties associated with the implementation of Statement 133, the effective date of SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was delayed until fiscal years beginning after June 15, 2000. SFAS No. 133, initially issued on June 15, 1998, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. For fair-value hedge transactions in which PHL Variable is hedging changes in an asset's, liability's or firm commitment's fair value, changes in the fair value of the derivative instrument will generally be offset in the income statement by changes in the hedged item's fair value. For cash-flow hedge transactions, in which PHL Variable is hedging the variability of cashflows related to a variable-rate asset, liability, or a forecasted transaction, changes in the fair value of the derivative instrument will be reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income will be reclassified as earnings in the period in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portion of all hedges will be recognized in current period earnings.

     PHL Variable has not yet determined the impact that the adoption of SFAS No. 133 will have on its earnings or statement of financial position.

     PHL Variable adopted SFAS No. 130, "Reporting Comprehensive Income," as of January 1, 1998. This statement establishes standards for the reporting and display of comprehensive income and its components in a full set of financial statements. This statement defines the components of comprehensive income as those items that were previously reported only as components of equity and were excluded from net income.

     On January 1, 1999, PHL Variable adopted Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments." SOP 97-3 provides guidance for assessments related to insurance activities. The adoption of SOP 97-3 did not have a material impact on the Company's results from operations or financial position.

     In 1998, the NAIC adopted the Codification of Statutory Accounting Principles guidance, which will replace the current Accounting Practices and Procedures manual as the NAIC's primary guidance on statutory accounting. The Codification provides guidance for areas where statutory accounting has been silent and changes current statutory accounting in some areas, e.g., deferred income taxes are recorded.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The State of Connecticut Insurance Department has adopted the Codification guidance, effective January 1, 2001. The Company has not estimated the potential effect of the Codification guidance.

3.   INVESTMENTS

     Information pertaining to PHL Variable's investments, net investment income and realized and unrealized investment gains and losses follows:

     DEBT SECURITIES

     The amortized cost and fair value of investments in debt securities as of December 31, 1999 were as follows:

                                                                        GROSS            GROSS
                                                     AMORTIZED        UNREALIZED       UNREALIZED         FAIR
                                                        COST            GAINS            LOSSES          VALUE
                                                                            (IN THOUSANDS)

     HELD-TO-MATURITY:
     Corporate securities                               $  10,298          $   136         $   (169)      $  10,265
                                                        =========          =======         ========       =========

     AVAILABLE-FOR-SALE:
     U.S. government and agency bonds                   $   6,475          $     3         $   (156)      $   6,322
     State and political subdivision bonds                 10,366                              (343)         10,023
     Corporate securities                                  16,637                              (983)         15,654
     Mortgage-backed or
      asset-backed securities                              24,194                              (353)         23,841
                                                        ---------          -------         --------       ---------

     Total                                              $  57,672          $     3         $ (1,835)      $  55,840
                                                        =========          =======         ========       =========



     The amortized cost and fair value of investments in debt securities as of December 31, 1998 were as follows:

                                                                           GROSS          GROSS
                                                         AMORTIZED       UNREALIZED     UNREALIZED        FAIR
                                                           COST            GAINS          LOSSES          VALUE
                                                                             (IN THOUSANDS)

     HELD-TO-MATURITY:
     Corporate securities                                $  3,840         $    27        $   (126)       $  3,741
                                                         --------         -------        --------        --------

     AVAILABLE-FOR-SALE:
     U.S. government and agency bonds                    $  6,515         $   290        $     (9)       $  6,796
     State and political subdivision bonds                  9,485             126             (21)          9,590
     Corporate securities                                  13,605             187             (81)         13,711
     Mortgage-backed or
      asset-backed securities                               6,308              80              (5)          6,383
                                                         --------         -------        --------        --------

     Total                                               $ 35,913         $   683        $   (116)       $ 36,480
                                                         ========         =======        ========        ========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     The amortized cost and fair value of debt securities, by contractual maturity, as of December 31, 1999 are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, or PHL Variable may have the right to put or sell the obligations back to the issuers.

                                                              HELD-TO-MATURITY                AVAILABLE-FOR-SALE
                                                          AMORTIZED           FAIR         AMORTIZED           FAIR
                                                             COST            VALUE            COST            VALUE
                                                                                 (IN THOUSANDS)

     Due in one year or less                              $   1,732        $   1,726       $     500        $     500
     Due after one year through five years                    6,676            6,654          14,282           13,737
     Due after five years through ten years                   1,890            1,884           9,903            9,664
     Due after ten years                                                                       8,793            8,098
     Mortgage-backed or
      asset-backed securities                                                                 24,194           23,841
                                                          ---------        ---------       ---------        ---------

     Total                                                $  10,298        $  10,264       $  57,672        $  55,840
                                                          =========        =========       =========        =========



     NET INVESTMENT INCOME

     The components of net investment income for the year ended December 31, were as follows:

                                                                      1999            1998            1997
                                                                                 (IN THOUSANDS)

     Debt securities                                                $  3,362         $  2,142        $  1,301
     Policy loans                                                          7                1
     Other invested assets                                                20                9
     Short-term investments                                              561              344             269
                                                                    --------         --------        --------

                                                                       3,950            2,496           1,570
     Less investment expenses                                             59               38              27
                                                                    --------         --------        --------

     Net investment income                                          $  3,891         $  2,458        $  1,543
                                                                    ========         ========        ========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     INVESTMENT GAINS AND LOSSES

     Net unrealized (losses) gains and on securities available-for-sale and carried at fair value for the year ended December 31, were as follows:

                                                                      1999             1998            1997
                                                                                 (IN THOUSANDS)

     Debt securities                                               $  (2,399)         $   333         $    87
     Deferred policy acquisition costs                                   983             (139)            (30)
     Deferred income taxes (benefits)                                   (496)              68              20
                                                                   ---------          -------         -------

     Net unrealized investment (losses) gains
      on securities available-for-sale                             $    (920)         $   126         $    37
                                                                   =========          =======         =======

     The proceeds from sales of available-for-sale debt securities for the years ended December 31, 1999, 1998 and 1997 were $6.0 million, $10.0 million and $0.2 million, respectively. The gross realized gains or losses associated with these sales were $7.4 thousand, $37.7 thousand and ($0.3) thousand in 1999, 1998 and 1997, respectively.

4.   GOODWILL

     PHL Variable was acquired by way of a stock purchase agreement on May 31, 1994 and was accounted for under the purchase method of accounting. The assets and liabilities were recorded at fair value as of the date of acquisition and the goodwill of $1.02 million was pushed down to PHL Variable from PM Holdings.

     Goodwill was as follows:

                                                   DECEMBER 31,
                                              1999             1998
                                                  (IN THOUSANDS)

     Goodwill                               $  1,020         $  1,020
     Accumulated amortization                   (569)            (467)
                                            --------         --------

     Total                                  $    451         $    553
                                            ========         ========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

5.   INCOME TAXES

     A summary of income taxes (benefits) in the Statement of Income, Comprehensive Income and Equity for the year ended December 31, is as follows:

                               1999            1998             1997
     Income taxes:

      Current               $    347        $   3,244        $  1,469
      Deferred                 2,883             (987)           (916)
                            --------        ---------        --------

     Total                  $  3,230        $   2,257        $    553
                            ========        =========        ========


     The income taxes attributable to the results of operations are different than the amounts determined by multiplying income before taxes by the statutory income tax rate. The sources of the difference and the tax effects of each for the year ended December 31, were as follows (in thousands, aside from the percentages):

                                                           1999               1998               1997

     Income tax expense at statutory rate                $3,230    35%      $2,256     35%      $ 527    35%
     Dividend received deduction and                         (1)    0%                  0%          1     0%
      tax-exempt interest
     State income tax expense
     Other, net                                               1     0%           1      0%         25     2%
                                                         ------             ------              -----

     Income taxes                                        $3,230    35%      $2,257     35%      $ 553    37%
                                                         ======             ======              =====


     The deferred income tax liability (asset) represents the tax effects of temporary differences. The components as of December 31, were as follows:

                                                                            1999              1998
                                                                                (IN THOUSANDS)

     Deferred policy acquisition costs                                      $  17,775         $  10,953
     Surrender charges                                                        (17,597)          (11,886)
     Investments                                                                  104                72
     Future policyholder benefits                                                 376            (1,374)
     Other                                                                        (65)              (54)
                                                                            ---------         ---------
                                                                                  593            (2,289)

     Net unrealized investment (losses) gains                                    (384)              111
                                                                            ---------         ---------

     Deferred tax liability (asset), net                                    $     209         $  (2,178)
                                                                            =========         =========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

     Gross deferred income tax assets totaled $18.1 million and $13.3 million at December 31, 1999 and 1998, respectively. Gross deferred income tax liabilities totaled $18.3 million and $11.1 million at December 31, 1999 and 1998, respectively. It is management's assessment, based on PHL Variable's earnings and projected future taxable income, that it is more likely than not that the deferred income tax assets at December 31, 1999 and 1998, will be realized.

     PHL Variable's income tax return is not currently being examined; however, income tax years 1996 through 1998 remain open for examination. Management does not believe that there will be a material adverse effect on the financial statements as a result of pending income tax matters.

6.   COMPREHENSIVE INCOME

     The components of, and related income tax effects for, other comprehensive
     (loss) income for the years ended December 31, were as follows:

                                                                       1999             1998             1997
                                                                                   (IN THOUSANDS)

     UNREALIZED (LOSSES) GAINS ON SECURITIES
      AVAILABLE-FOR-SALE ARISING DURING PERIOD:
     Before-tax amount                                                 $  (1,405)         $   256          $    57
     Income tax (benefit) expense                                           (492)              90               20
                                                                       ---------          -------          -------
     Totals                                                                 (913)             166               37
                                                                       ---------          -------          -------

     RECLASSIFICATION ADJUSTMENT FOR (LOSSES)
      REALIZED IN NET INCOME:
     Before-tax amount                                                       (11)             (62)
     Income tax (benefit)                                                     (4)             (22)
                                                                       ---------          -------          -------
     Totals                                                                   (7)             (40)
                                                                       ---------          -------          -------

     NET UNREALIZED (LOSSES) GAINS ON SECURITIES
      AVAILABLE-FOR-SALE:
     Before-tax amount                                                    (1,416)             194               57
     Income tax (benefit) expense                                           (496)              68               20
                                                                       ---------          -------          -------
     Totals                                                             $   (920)         $   126          $    37
                                                                       =========          =======          =======


     The following table summarizes accumulated other comprehensive (loss) income balances:

                                                                            DECEMBER 31,
                                                                       1999             1998
                                                                           (IN THOUSANDS)

     ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME

     Balance, beginning of year                                         $    207          $    81
     Change during period                                                   (920)             126
                                                                        --------          -------
     Balance, end of year                                               $   (713)         $   207
                                                                        ========          =======

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

7.   REINSURANCE

     PHL Variable entered into a reinsurance treaty in 1996 that cedes death benefits to a reinsurer in excess of account balances on variable contracts. Premiums paid by PHL Variable during 1999, 1998 and 1997 were $1,114 thousand, $668 thousand and $259 thousand, respectively, less claims of $22 thousand, $13 thousand and $1 thousand in 1999, 1998 and 1997, respectively.

     In connection with PHL Variable's life insurance products, automatic treaties have been established with four reinsurers and their subsidiaries, covering 90% of the net amount at risk, on a first dollar basis. As of December 31, 1999, PHL Variable had approximately $661.5 million of net insurance in force, including $6.5 billion of direct in force less $5.8 billion of reinsurance ceded. As of December 31, 1998, PHL Variable had approximately $271.6 million of net insurance in force, including $2.7 billion of direct in force less $2.4 billion of reinsurance ceded. As of December 31, 1997, PHL Variable had approximately $9.1 million of net insurance in force, including $80.7 million of direct in force less $71.6 million of reinsurance ceded. No claims were recovered in 1999, 1998 or 1997.

     For PHL Variable's life insurance products, a stop loss treaty between Phoenix and PHL Variable was introduced in 1998. The reinsurance recoverables were $0 thousand as of December 31, 1999 and $455 thousand and as of December 31, 1998. The claims recovered were $455 thousand for 1999 and $0 for 1998 and 1997, respectively.

8.   RELATED PARTY TRANSACTIONS

     Phoenix provides services and facilities to the Company and is reimbursed through a cost allocation process. Investment services are provided for a fee by a Phoenix registered investment advisor.

9.   DEFERRED POLICY ACQUISITION COSTS

     The following reflects the amount of policy acquisition costs deferred and amortized for the years ended December 31:

                                                 1999             1998
                                                    (IN THOUSANDS)

     Balance at beginning of year                $  36,686        $  21,010
     Acquisition expense deferred                   28,884           19,791
     Amortized to expense during the year           (4,747)          (3,976)
     Adjustment to equity during the year              983             (139)
                                                 ---------        ---------

     Balance at end of year                      $  61,806        $  36,686
                                                 =========        =========

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

10.  FAIR VALUE DISCLOSURES OF FINANCIAL INSTRUMENTS

     Financial instruments that are subject to fair value disclosure requirements (insurance contracts are excluded) are carried in the financial statements at amounts that approximate fair value. The fair values presented for certain financial instruments are estimates which, in many cases, may differ significantly from the amounts which could be realized upon immediate liquidation. In cases where market prices are not available, estimates of fair value are based on discounted cash flow analyses that utilize current interest rates for similar financial instruments which have comparable terms and credit quality.

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

     CASH AND CASH EQUIVALENTS

     For these short-term investments, the carrying amount approximates fair value.

     DEBT SECURITIES

     Fair values are based on quoted market prices, where available, or quoted market prices of comparable instruments. Fair values of private placement debt securities are estimated using discounted cash flows that apply interest rates currently being offered with similar terms to borrowers of similar credit quality.

     POLICY LOANS

     Fair values are estimated as the present value of loan interest and policy loan repayments discounted at the ten year Treasury rate. Loan repayments were assumed only to occur as a result of anticipated policy lapses, and it was assumed that annual policy loan interest payments were made at the guaranteed loan rate less 17.5 basis points. Discounting was at the ten year Treasury rate, except for policy loans with a variable policy loan rate. Variable policy loans have an interest rate that is reset annually based upon market rates and therefore, book value is a reasonable approximation of fair value.

     INVESTMENT CONTRACTS

     Variable annuity contracts have guarantees of less than one year for which interest credited is closely tied to rates earned on owned assets. For such liabilities, fair value is assumed to be equal to the stated liability balances. The contract liability balances for December 31, 1999 and 1998 were $64.2 million and $39.7 million, respectively.

     OTHER INVESTED ASSETS

     Other invested assets consist of the Company's interest in the separate accounts which are carried at fair value.

PHL VARIABLE INSURANCE COMPANY
(A WHOLLY-OWNED SUBSIDIARY OF PM HOLDINGS, INC.)
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

11.  STATUTORY FINANCIAL INFORMATION

     The life insurance subsidiaries of Phoenix are required to file annual statements with state regulatory authorities prepared on an accounting basis prescribed or permitted by such authorities. As of December 31, 1999, there were no material practices not prescribed by the State of Connecticut Insurance Department. Statutory equity differs from equity reported in accordance with GAAP for life insurance companies primarily because policy acquisition costs are expensed when incurred, investment reserves are based on different assumptions, postretirement benefit costs are based on different assumptions and reflect a different method of adoption, life insurance reserves are based on different assumptions and income tax expense reflects only taxes paid or currently payable.

     The following reconciles the statutory net income of PHL Variable as reported to regulatory authorities to the net income as reported in these financial statements for the year ended December 31:

                                                             1999             1998              1997
                                                                         (IN THOUSANDS)

     Statutory net income                                    $  (1,655)        $  1,542           $   937
     Deferred policy aquisition costs                           24,136           15,815            11,483
     Future policy benefits                                    (13,496)         (14,056)          (12,271)
     Deferred income taxes                                      (2,882)             987               899
     Other, net                                                   (104)             (98)              (95)
                                                             ---------         --------           -------

     Net income, as reported                                 $   5,999         $  4,190           $   953
                                                             =========         ========           =======


     The following reconciles the statutory surplus and asset valuation reserve
     (AVR) of PHL Variable as reported to regulatory authorities to equity as reported in these financial statements:

                                                            DECEMBER 31,
                                                        1999             1998
                                                           (IN THOUSANDS)

     Statutory surplus and AVR                       $  66,354        $  41,268
     Deferred policy acquisition costs, net             61,072           36,686
     Future policy benefits                            (48,391)         (37,155)
     Investment valuation allowances                    (1,089)             568
     Deferred income taxes                                (208)           2,178
     Other, net                                            451              565
                                                     ---------        ---------

     Equity, as reported                             $  78,189        $  44,110
                                                     =========        =========


     The Connecticut Insurance Holding Act limits the maximum amount of annual dividends or other distributions available to stockholders of Connecticut domiciled insurance companies without prior approval of the Insurance Commissioner. Under current law, the maximum dividend distribution that may be made by PHL Variable during 1999 without prior approval is subject to restrictions relating to statutory surplus.

                                     PART C

                                OTHER INFORMATION

                                     PART C

                                OTHER INFORMATION

Registrant hereby represents that, in imposing certain restrictions upon withdrawals from some annuity contracts, it is relying upon the no-action letter given to the American Council of Life Insurance (publicly available November 28,
1988) (Ref. No. 1P-6-88) regarding compliance with Section 403(b) (ii) of the Internal Revenue Code and that it is in compliance with the conditions for reliance upon that letter set forth therein.



ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS


          (a)  Financial Statements

               The financial statements are included in Part B and condensed financial information is included in Part A.

          (b)  Exhibits


               (1) Resolution of the Board of Directors of PHL Variable Insurance Company establishing the PHL Variable Accumulation Account is incorporated by reference to Registrant's Registration Statement (No. 33-87376) on Form N-4 dated December 14, 1994.


               (2)  Not Applicable.

               (3)  Distribution of Policies

                    (a) Master Service and Distribution Compliance Agreement between Registrant and Phoenix Equity Planning Corporation dated December 31, 1996 is incorporated by reference to Registrant's Form N-4 (File No. 33-87376) Post-Effective Amendment No. 3, filed via Edgar on April 30, 1997.

                    (b) Form of Agreement between Phoenix Equity Planning Corporation and Registered Broker-Dealers with respect to the sale of Contracts is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 to its Form N-4 Registration Statement (File No. 33-87376) dated July 20, 1995.


               (4)  Form of Variable Annuity Contract filed herewith.

               (5)  Form of Application filed herewith.


               (6)  (a)  Charter of PHL Variable Insurance Company is
                         incorporated by reference to Registrant's Registration Statement (File No. 33-87376) on Form N-4 dated December 14, 1994.

                    (b) By-laws of PHL Variable Insurance Company is incorporated by reference to Registrant's Registration Statement (File No. 33-87376) on Form N-4 dated December 14, 1994.

               (7)  Not Applicable.

               (8)  Not Applicable.


               (9)  Written Opinion of Edwin L. Kerr, Esq., filed herewith.


               (10) (a) Written Consent of Edwin L. Kerr, Esq. filed herewith.

                    (b) Written Consent of Brian A. Giantonio, Esq. filed
                        herewith.

                    (c) Written Consent of PricewaterhouseCoopers LLP filed
                        herewith.

               (11) Not Applicable.

               (12) Not Applicable.

               (13) (a) Explanation of Yield and Effective Yield Calculation is
                        incorporated by reference to Registrant's Post-Effective Amendment No. 1 to its Form N-4 Registration Statement (File No. 33-87376) filed via Edgar on April 19, 1996.


                    (b) Explanation of Total Return Calculation is incorporated by reference to Registrant's N-4 Registration Statement (File No. 333-95611) filed via Edgar on January 29, 2000 (Accession Number 0000949377-00-000035).


               Powers of Attorney of Messrs. Fiondella, Kelleher, McLoughlin, Searfoss and Tan, and Ms. Young are incorporated by reference to Registrant's Post-Effective Amendment No. 5 to its Form N-4 Registration Statement (File No. 033-87376) filed via Edgar on April 30, 1998.

ITEM 25.  DIRECTORS AND EXECUTIVE OFFICERS OF THE DEPOSITOR


       NAME                            PRINCIPAL BUSINESS ADDRESS          POSITION WITH DEPOSITOR
       ----                            --------------------------          -----------------------


       Carl T. Chadburn*                                                   Director

       Robert W. Fiondella*                                                Director and Chairman

       Michael J. Gilotti*                                                 Executive Vice President

       Joseph E. Kelleher**                                                Director and Senior
                                                                           Vice President

       Philip R. McLoughlin*                                               Director, Executive Vice President
                                                                           and Chief Investment Officer

       David W. Searfoss*                                                  Director, Executive Vice President
                                                                           and Chief Financial Officer

       Simon Y. Tan*                                                       Director and President

       Dona D. Young*                                                      Director and Executive
                                                                           Vice President

       Robert G. Lautensack, Jr.*                                          Senior Vice President

* The principal business address of this individual is PHL Variable Insurance Company, One American Row, Hartford, Connecticut.
** The principal business address of this individual is PHL Variable Insurance Company, 100 Bright Meadow Boulevard, Enfield, Connecticut.


ITEM 26.  NOT APPLICABLE


ITEM 27.  NUMBER OF CONTRACT OWNERS

    No contracts have been sold to date.


ITEM 28.  INDEMNIFICATION

    Section 5.9 of the Connecticut Corporation Law & Practice, provides that a corporation may indemnify any director or officer of the corporation made, or threatened to be made, a party to an action or proceeding other than one by or in the right of the corporation to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, by reason of the fact that he, his testator or intestate, served such other corporation in any capacity at the request of the indemnifying corporation.

    Article III Section 14 of the By-laws of the Company provides: "Each Director, officer or employee of the Company, and his heirs, executors or administrators, shall be indemnified or reimbursed by the Company for all expenses necessarily incurred by him in connection with the defense or reasonable settlement of any action, suit or proceeding in which he is made a party by reason of his being or having been a Director, officer or employee of the Company, or of any other company which he was serving as a Director or officer at the request of the Company, except in relation to matters as to which such Director, officer or employee is finally adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of his duties as such Director, officer or employee. The foregoing right of indemnification or reimbursement shall not be exclusive of any other rights to which he may be entitled under any statute, by-law, agreement, vote of shareholders or otherwise."

    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29.  PRINCIPAL UNDERWRITER

        1. Phoenix Equity Planning Corporation ("PEPCO")

           (a) PEPCO currently distributes securities of the Phoenix Duff & Phelps Funds, Phoenix Funds, and Phoenix Home Life Variable Universal Life Account, Phoenix Home Life Variable Accumulation Account and Phoenix Life and Annuity Variable Universal Life Account in addition to those of the Registrant.

           (b)  Directors and Executive Officers of PEPCO


          NAME AND PRINCIPAL                                            POSITIONS AND OFFICES
          BUSINESS ADDRESS                                              WITH UNDERWRITER
          ----------------                                              ----------------


          Michael E. Haylon**                                           Director

          Philip R. McLoughlin**                                        Director, President and Chairman

          William R. Moyer*                                             Director, Executive Vice President, Chief Financial Officer
                                                                        and Treasurer

          John F. Sharry*                                               Executive Vice President, Retail Distribution

          Paul A. Atkins**                                              Senior Vice President

          Nancy G. Curtiss**                                            Vice President and Treasurer, Fund Accounting

          Nancy J. Engberg**                                            Vice President, Counsel and Secretary

          Michael Kearney*                                              Senior Vice President, Operations and Service

          Robert R. Tousignant*                                         Senior Vice President and National Sales Manager



* The principal business address of this individual is 100 Bright Meadow Boulevard, Enfield, Connecticut.
** The principal business address of this individual is 56 Prospect Street, Hartford, Connecticut.



           (c) Compensation received by PEPCO during Registrant's last fiscal year:


NAME OF
PRINCIPAL                      NET UNDERWRITING                    COMPENSATION               BROKERAGE
UNDERWRITER                    DISCOUNTS AND COMMISSIONS           ON REDEMPTION              COMMISSIONS            COMPENSATION
-----------                    -------------------------           -------------              -----------            ------------

PEPCO                                    $0                              0                         0                       0


ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

    The accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 are maintained at the administrative offices of PHL Variable Insurance Company located at 100 Bright Meadow Boulevard, Enfield, Connecticut 06083-2200 and 101 Munson Street, Greenfield, Massachusetts 01302-0810.

ITEM 31.  MANAGEMENT SERVICES

    Not applicable.


ITEM 32.  UNDERTAKINGS

    Registrant hereby undertakes:
       (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements contained therein are never more than 16 months old for so long as payments under the Contracts may be accepted;
       (b) to include as part of any application to purchase a Contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information;
       (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.

    Pursuant to Section 26(e)(2)(A) of the Investment Company Act of 1940, as amended, PHL Variable Insurance Company represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks to be assumed thereunder by PHL Variable Insurance Company.

                                   SIGNATURES


As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, PHL Variable Accumulation Account has duly caused this Registration Statement to be signed on its behalf, in the City of Hartford, State of Connecticut on this 29th day of December, 2000.


                                             PHL VARIABLE INSURANCE COMPANY

                                             By: *Simon Tan
                                                 ---------------------
                                                  Simon Tan
                                                  President

                                             PHL VARIABLE ACCUMULATION ACCOUNT

                                             By: *Simon Tan
                                                 ---------------------
                                                  Simon Tan
                                                  President
                                                  PHL Variable Insurance Company


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated with PHL Variable Insurance Company on this 29th day of December, 2000.


       SIGNATURE                                                             TITLE
       ---------                                                             -----

--------------------------------------------------------                     Director
 Carl T. Chadburn
                                                                             Director and Chairman
                                                                             (Principal Executive Officer)
--------------------------------------------------------
*Robert W. Fiondella

                                                                             Director and Senior Vice President
--------------------------------------------------------
*Joseph E. Kelleher

                                                                             Director, Executive Vice President and
--------------------------------------------------------
*Philip R. McLoughlin                                                        Chief Investment Officer

                                                                             Director, Executive Vice President and
--------------------------------------------------------
*David W. Searfoss                                                           Chief Financial Officer

                                                                             Director and President
*Simon Y. Tan

/s/ Dona D. Young                                                            Director and Executive Vice President
-----------------------------------------
*Dona D. Young

By:/s/ Dona D. Young
   ------------------------------------

*Dona D. Young, as Attorney in Fact pursuant to Powers of Attorney, copies of which were previously filed.